Filed Pursuant to General Instruction II.L of Form F-10

File No. 333-288490

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the short form base shelf prospectus dated June 30, 2025 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference herein or therein, constitutes a public offering of these securities in all of the provinces and territories of Canada except Québec and Nunavut and such other jurisdictions outside of Canada where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Plan of Distribution (Conflict of Interest)”.

Information has been incorporated by reference in this prospectus supplement, and in the accompanying short form base shelf prospectus dated June 30, 2025 to which it relates from documents filed with securities commissions or similar authorities in Canada and with the United States Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Taseko Mines Limited, at 12th Floor, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1 (Telephone 778-373-4533) (Attn: Corporate Secretary), and are also available electronically at www.sedarplus.ca and www.sec.gov.

PROSPECTUS SUPPLEMENT

To a Short Form Base Shelf Prospectus dated June 30, 2025

NEW ISSUE	October 17, 2025

TASEKO MINES LIMITED

US$150,255,000

37,100,000 Common Shares

This prospectus supplement (this “Prospectus Supplement”) of Taseko Mines Limited (the “Company” or “Taseko”), together with the short form base shelf prospectus dated June 30, 2025 (the “Base Prospectus” and, together with the Prospectus Supplement, the “Prospectus”), qualifies the distribution of common shares of Taseko (the “Offered Shares”) at a price of US$4.05 per Offered Share (the “Offering”). The Offering is made pursuant to an underwriting agreement dated October 17, 2025 (the “Underwriting Agreement”) among the Company and a syndicate of underwriters led by BMO Nesbitt Burns Inc. and Canaccord Genuity Corp. as co-lead underwriters (the “Co-Lead Underwriters”) and including National Bank Financial Inc. (“NBF”) as joint bookrunners and TD Securities Inc. (together with the Co-Lead Underwriters, the “Underwriters”) as more fully described under the section entitled “Plan of Distribution (Conflict of Interest)” in this Prospectus Supplement. The Offered Shares will be offered concurrently in the United States and in all of the Provinces and Territories of Canada (except Québec and Nunavut) through the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents. The Offering is being made concurrently in the United States under the terms of a registration statement on Form F-10 (the “U.S. Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “U.S. Securities Act”). See “Plan of Distribution (Conflict of Interest)”.

The outstanding common shares of the Company (the “Common Shares”) are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “TKO”, on the NYSE American LLC (the “NYSE American”) under the symbol “TGB”, and on the London Stock Exchange (the “LSE”) under the symbol “TKO”. On October 15, 2025, the closing price of the Common Shares on the TSX was C$6.07, on the NYSE American was US$4.32 and on the LSE was GB£3.24. The Offering was announced after the closing of the markets on October 15, 2025. Taseko has applied to list the Offered Shares distributed hereunder on the TSX and the NYSE American. Listing will be subject to Taseko fulfilling all listing requirements of the TSX and the NYSE American. The Offered Shares will also be admitted to trading on the LSE.

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Price: US$4.05 per Offered Share

	Public Offering Price	Underwriters' Fees(1)	Net Proceeds to the Company(2)
Per Offered Share	US$4.05	US$0.18225	US$3.86775
Total Offering	US$150,255,000	US$6,761,475	US$143,493,525

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(1) Pursuant to the Underwriting Agreement, the Company has agreed to pay the Underwriters a cash fee (the “Underwriters’ Fee”) equal to 4.5% of the aggregate purchase price paid by the Underwriters to the Company per Offered Share, including the sale of any Over-Allotment Shares (as defined herein) sold pursuant to the exercise of the Over-Allotment Option (as defined herein), and reimburse the Underwriters for their expenses in connection with the Offering. See “Plan of Distribution (Conflict of Interest)”.

(2) After deducting the Underwriters’ Fee, but before deducting the expenses of the Offering (including listing fees, legal fees and reimbursement of the Underwriters’ expenses), which are estimated at US$800,000.

(3) We have granted to the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 5,565,000 Common Shares (the “Over-Allotment Shares”) at the Offering Price, representing 15% of the base number of Offered Shares. The Over-Allotment Option is exercisable in whole or in part at any time on or before the 30th calendar day after the Closing Date (as defined below). If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds to the Company” will be US$172,793,250, US$7,775,696 and US$165,017,554, respectively. This Prospectus Supplement qualifies the distribution of the Over-Allotment Option and the Over-Allotment Shares. A purchaser who acquires Over-Allotment Shares forming part of the Underwriters’ over-allocation position acquires those securities under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution (Conflict of Interest)”.

The following table sets out the number of securities issuable under the Over-Allotment Option:

Underwriters' Position	Maximum Size or Number of Securities Available	Exercise Period or Acquisition Date	Exercise Price or Average Acquisition Price

Over-Allotment Option	Option to acquire up to 5,565,000 additional Common Shares	Exercisable within 30 days following the Closing Date	US$4.05 per Over-Allotment Share

Unless the context otherwise requires, all references to the "Offering" in this Prospectus Supplement shall include the Over-Allotment Option and all references to "Offered Shares" shall include Over-Allotment Shares, as applicable.

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by us and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution (Conflict of Interest)”, and subject to the approval of certain Canadian and United States legal matters on behalf of the Company by McMillan LLP, certain Canadian legal matters on behalf of the Underwriters by Borden Ladner Gervais LLP and certain United States legal matters on behalf of the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP.

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Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.  One or more book entry-only certificates representing the Offered Shares will be issued in registered form to CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and deposited with CDS on the closing date, which is expected to take place on October 22, 2025 (the “Closing Date”), or such later date as may be agreed upon by the Company and the Underwriters but in any event no later than 42 days following the date of filing of this Prospectus Supplement.  A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased.  Subject to applicable laws and in connection with the Offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Company’s Common Shares at levels other than those which otherwise might prevail on the open market.  Such transactions, if commenced, may be discontinued at any time.  See “Plan of Distribution (Conflict of Interest)”.

The Offering Price was determined by arm’s length negotiation between the Company and the Co-Lead Underwriters, on behalf of the Underwriters, with reference to the prevailing market price of the Common Shares.

The Underwriters propose to initially offer either directly, or through their broker-dealer affiliates or agents, the Offered Shares at the Offering Price. After a reasonable effort has been made to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the selling price to purchasers. Any such reduction will not affect the proceeds received by the Company.  See “Plan of Distribution (Conflict of Interest)”.

This Prospectus Supplement should be read in conjunction with and may not be delivered or utilized without the Base Prospectus.

Taseko is permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus Supplement and the accompanying Base Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Annual financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and may not be comparable to financial statements of United States companies. Interim financial statements included or incorporated by reference herein have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the IASB, and may not be comparable to financial statements of United States companies. Our annual financial statements are subject to audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and our auditor is subject to both Canadian auditor independence standards and the auditor independence standards of the PCAOB and the SEC.

Purchasers of the Offered Shares should be aware that the acquisition, holding or disposition of the Offered Shares may have tax consequences both in the United States and in Canada. Such consequences for purchasers who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein. Prospective purchasers are advised to consult their own tax advisors regarding the application of Canadian or United States federal income tax laws to their particular circumstances, as well as any other provincial, state, foreign and other tax consequences of acquiring, holding or disposing of the Offered Shares and related securities. See "Certain Canadian Federal Income Tax Considerations" and "Material United States Federal Income Tax Considerations for U.S. Holders".

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because Taseko is incorporated under the laws of Canada, some of its officers and directors and some or all of the experts named in this Prospectus Supplement and the accompanying Base Prospectus are Canadian residents, and a substantial portion of its assets are, and the assets of such persons may be, located outside of the United States.

NEITHER THE SEC, NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

An affiliate of NBF, National Bank of Canada (“NBC”) is a lender to the Company under the Company’s US$110 million revolving credit facility (the “Credit Facility”). Consequently, the Company may be considered to be a “connected issuer”, as defined in National Instrument 33-105 — Underwriting Conflicts, to NBF under applicable securities laws in certain Canadian provinces and territories. The Company intends to repay the amount outstanding on the Credit Facility with the funds from the Offering. See “Plan of Distribution (Conflict of Interest)”.

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An investment in the Offered Shares is highly speculative and involves significant risks that you should consider before purchasing such Offered Shares. You should carefully review the "Risk Factors" section of this Prospectus Supplement, the accompanying Base Prospectus and the documents incorporated by reference herein and therein as well as the information under the heading "Cautionary Note Regarding Forward-Looking Information".

Peter Mitchell and Rita Maguire, directors of the Company, reside outside of Canada. Peter Mitchell and Rita Maguire have each appointed McMillan LLP, located at Suite 1500-1055 West Georgia Street, Vancouver, British Columbia V6E 4N7, as their agent for service of process in British Columbia.  Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See "Agent for Service of Process".

The head office of the Company is located at 12th Floor, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1.  The registered office of the Company is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7.

All references in this Prospectus Supplement to "dollars", "C$" or "$" are to Canadian dollars, unless otherwise stated. References to "US$" or "U.S.$" are to United States dollars.

Prospective investors should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the accompanying Base Prospectus. Neither the Company nor the Underwriters have authorized anyone to provide prospective investors with different or additional information. Information contained on the Company's website shall not be deemed to be a part of this Prospectus Supplement or the accompanying Base Prospectus or incorporated by reference herein or therein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Shares. Neither the Company nor the Underwriters are making an offer of the Offered Shares in any jurisdiction where such offer is not permitted. A prospective investor should assume that the information appearing in this Prospectus Supplement or the accompanying Base Prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference herein or therein is accurate only as of the date of that document unless specified otherwise. The Company's business, financial condition, results of operations and prospects may have changed since the date of this Prospectus Supplement.

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IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the Offered Shares being offered and also adds to and updates information contained in the accompanying Base Prospectus and the documents incorporated by reference therein. The second part, the accompanying Base Prospectus, gives more general information, some of which may not apply to the Offered Shares being offered under this Prospectus Supplement. This Prospectus Supplement is deemed to be incorporated by reference into the Base Prospectus solely for the purpose of the Offering constituted by this Prospectus Supplement. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Base Prospectus and reference should be made to the Base Prospectus for full particulars thereof.

The Company has filed the Base Prospectus with the securities commissions in each Canadian province and territory (the "Canadian Qualifying Jurisdictions") in order to qualify the offering of the securities described in the Base Prospectus in accordance with National Instrument 44-102 - Shelf Distributions. The British Columbia Securities Commission issued a receipt dated July 2, 2025 in respect of the Base Prospectus as the principal regulatory authority under Multilateral Instrument 11-102 - Passport System, and each of the other commissions in the Canadian Qualifying Jurisdictions is deemed to have issued a receipt under National Policy 11-202 - Process for Prospectus Review in Multiple Jurisdictions.

The Base Prospectus also forms part of the U.S. Registration Statement that we filed with the SEC under the U.S. Securities Act utilizing the multijurisdictional disclosure system.  The U.S. Registration Statement became effective pursuant to Rule 467(a) of the U.S. Securities Act on July 2, 2025 (SEC File No. 333-288490).  The U.S. Registration Statement incorporates the Base Prospectus with certain modifications and deletions permitted by Form F-10. This Prospectus Supplement is being filed by us with the SEC in accordance with the instructions to the SEC Form F-10. This Prospectus Supplement and the accompanying Base Prospectus do not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the U.S. Registration Statement. Investors in the United States should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to the Company and the Offered Shares.

Investors should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the accompanying Base Prospectus. The Company has not authorized anyone to provide investors with different or additional information. Neither the Company nor the Underwriters are making an offer of the Offered Shares in any jurisdiction where such offer is not permitted. An investor should assume that the information appearing in this Prospectus Supplement or the accompanying Base Prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference herein or therein is accurate only as of the date of that document unless specified otherwise. The Company's business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this Prospectus Supplement and the accompanying Base Prospectus and the documents incorporated by reference herein and therein were obtained from market research, publicly available information and industry publications. The Company believes that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. The Company has not independently verified such information, and it does not make any representation as to the accuracy of such information.

In this Prospectus Supplement, unless the context otherwise requires, references to "we", "us", "our" or similar terms, as well as references to "Taseko" or the "Company", refer to Taseko Mines Limited together with its subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this Prospectus Supplement, the accompanying Base Prospectus and the documents incorporated by reference herein and therein concerning the business, operations and financial performance and condition of Taseko constitutes forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation.

Generally, the use of words and phrases like "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or the negatives and/or variations of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" "be taken", "occur", "be achieved" or "has the potential to" and similar expressions are intended to identify forward-looking information.

Examples of Forward-Looking Information

This Prospectus Supplement, the accompanying Base Prospectus and the documents incorporated by reference herein and therein contain forward-looking information in several places, including statements pertaining to Taseko's:

• objectives to create long-term shareholder value by acquiring, developing and operating large tonnage mineral deposits in stable jurisdictions that are capable of supporting a mine for decades;

• expectations and guidance as to the production of copper from the Company's Gibraltar mine (the "Gibraltar Mine") and, subject to the completion of commissioning and commencement of production, the Company's Florence Copper mine (the "Florence Copper Mine" or "Florence Copper");

• expectations as to the achievement of higher grade copper and molybdenum from Gibraltar as access to the Connector pit is established in the second half of 2025;

• expectations regarding the commissioning and ramp up of operations of the Florence Copper Mine and the ultimate operating and sustaining capital expenses for Florence Copper;

• development of Florence Copper as a low-cost U.S. copper producer of high quality copper cathode in the United States, with access to the U.S. domestic market;

• expectations regarding the Company's available capital, ability to raise required capital and anticipated uses of capital;

• ability to continue stable operations at Gibraltar with further improvements to operating practices to reduce unit costs;

• planned permitting activities and related advancement of engineering, community engagement and financing initiatives as required for development of the Yellowhead Copper Project (the “Yellowhead Copper Project”);

• future plans and expectations for the Yellowhead Copper Project based on the historical and current analyses, estimates and conclusions from the 2025 Yellowhead Project Technical Report (as defined below);

• expectations regarding the sale of the Offered Shares pursuant to the Offering and the intended use of proceeds;

• anticipated external market factors impacting the future price and liquidity of Taseko's issued securities;

• availability of liquidity and cash flows from operations, the Credit Facility and available credit, and the ability to service the debt obligations;

• expectations regarding capital and operating costs;

• operational and business outlook, including Gibraltar production, operating margins and cash flows for 2025 and exploration, evaluation and development plans and objectives;

• plans for capital expenditure programs, exploration and development expenditures and reclamation costs and related timing;

• expectations regarding the process for and receipt of regulatory approvals, permits and licenses under governmental and other applicable regulatory regimes, including the maintenance of any existing permits and licenses;

• expectations about 2025 and future copper and molybdenum market prices, foreign exchange rates, production costs and global copper supply and demand;

• expectations regarding possible impacts of litigation and regulatory actions;

• business objectives and anticipated milestones for the development of projects;

• expectations underlying its credit ratings; and

• future outcomes under its tri-partite agreement for the New Prosperity Project.

Statements relating to Mineral Resources (as defined below) and Mineral Reserves (as defined below) are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the Mineral Resources and Mineral Reserves described can be profitably produced in the future.

Material Risks

The Company's actual results could differ materially from those anticipated. Management has identified the following risk factors and uncertainties which could have a material impact on the Company, its business, properties or the trading price of its Common Shares:

• uncertainties about the future market price of copper and the other metals that we produce or may seek to produce;

• changes in general economic conditions, the financial markets and in the market price for our input costs including due to inflationary impacts, such as diesel fuel, acid, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

• inherent risks associated with mining operations, including our current mining operations at Gibraltar and our planned mining operations at Florence Copper, and their potential impact on our ability to achieve our production and cost estimates;

• uncertainties as to our ability to control our operating and sustaining capital costs without impacting our planned copper production from Gibraltar and Florence Copper;

• our ability to meet royalty obligations from Florence Copper;

• our high level of indebtedness and its potential impact on our financial condition and the requirement to generate cash flow to service our indebtedness and refinance such indebtedness from time to time;

• the risk that increases in interest rates may increase our borrowing costs and impact the profitability of our operations;

• our ability to draw down on our financing arrangements for the commissioning and ramp up of operations of the Florence Copper Mine is subject to our meeting the required conditions for drawdown;

• the risk that the amounts we are required to pay for our acquisition of Cariboo Copper Corporation, which holds 25% of the Gibraltar joint venture, which in turn holds Gibraltar, will increase in amount and timing with higher copper prices;

• the risk of inadequate insurance or inability to obtain insurance to cover our business risks;

• uncertainties related to the accuracy of our estimates of Mineral Reserves, Mineral Resources, production rates and timing of production, future production and future cash and total costs of production and milling;

• the risk that we may not be able to expand or replace Mineral Reserves as our existing Mineral Reserves are mined;

• the risk that the results from our development of Florence Copper will not meet our estimates of operating expenses, revenue, sustaining capital costs, rates of return and cash flows from operations which have been projected by the technical report for Florence Copper;

• the risk of cost overruns or delays in the commissioning of Florence Copper, resulting in commercial production not commencing within our current projected timeline or within our current projected cost estimates

• the risk that the results of our development and permitting activities at the Yellowhead Copper Project may not result in a positive construction decision;

• uncertainties related to the execution plan for the transition of Florence Copper from construction to commercial operations resulting from inflation risk, supply chain disruptions, material and labour shortages or other execution risks;

• our ability to comply with all conditions imposed under the Aquifer Protection Permit and Underground Injection Control permits for the operation of Florence Copper;

• the availability of, and uncertainties relating to, any additional financing necessary for the advancement of our other development projects;

• shortages of water supply, critical spare parts, maintenance service and new equipment and machinery or our ability to manage surplus water on our mine sites may materially and adversely affect our operations and development projects;

• our ability to comply with the extensive governmental regulation to which our business is subject;

• uncertainties related to our ability to obtain necessary title, licenses and permits for our development projects and project delays due to third party opposition;

• uncertainties related to Indigenous people's claims and rights, and legislation and government policies regarding the same;

• risks relating to our reliance on the availability of infrastructure necessary for development and on operations, including on rail transportation and port terminals for shipping of our copper concentrate production from Gibraltar, and rail transportation and power for the feasibility of our other British Columbia development projects;

• uncertainties related to unexpected judicial or regulatory proceedings;

• changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations;

• potential changes to the mineral tenure system in British Columbia, which is undergoing reform for, amongst other things, compliance with the Declaration on the Rights of Indigenous Peoples Act ("DRIPA");

• our current dependence on our 100% interest in Gibraltar for our revenues and our operating cash flows until Florence Copper reaches steady-state commercial production;

• our ability to extend existing concentrate and cathode off-take agreements or enter into new agreements;

• environmental issues and liabilities associated with mining including processing and stockpiling ore;

• labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mines;

• environmental hazards and risks associated with climate change, including the potential for damage to infrastructure and stoppages of operations due to extreme cold, forest fires, flooding, drought, earthquakes or other natural events in the vicinity of our operations;

• litigation risks and the inherent uncertainty of litigation;

• the risk that our actual costs of reclamation and mine closure may exceed our current estimates of these liabilities;

• our ability to renegotiate our existing union agreement for Gibraltar when it expires in May 2027;

• the capital intensive nature of our business both to sustain current mining operations and to develop any new projects including Florence Copper and, if a positive production decision is ultimately made, the Yellowhead Copper Project;

• the risk that our ability to develop new mining projects may be adversely impacted by potential indigenous joint decision-making and consent agreements being implemented by the Government of British Columbia under DRIPA;

• our reliance upon key management personnel and contractors;

• the competitive environment in which we operate;

• the effects of forward selling instruments to protect against fluctuations in copper prices and other input costs including diesel and acid;

• the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

• uncertainties relating to the war in Ukraine, the Israel-Hamas conflict and other future geopolitical events including social unrest, which could disrupt financial markets, supply chains, availability of materials and equipment and execution timelines for any project development;

• recent changes to U.S. trade policies and tariff risks may adversely impact overall economic conditions, copper markets, supply chains, metal prices and input costs; and

• other risks detailed from time-to-time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators, and those risks which are discussed in the 2024 AIF (as defined below) under the heading "Risk Factors", as well as those factors referred to in the "Risk Factors" section of this Prospectus Supplement and the accompanying Base Prospectus.

Material Assumptions

The forward-looking statements in this Prospectus Supplement are based on material assumptions, including the following, which may prove to be incorrect:

• the price of copper and other metals will not decline significantly or for a protracted period of time;

• our mining operations will not experience any significant production disruptions that would materially affect our production forecasts or our revenues;

• our estimates regarding future capital and operating costs at Gibraltar, Florence Copper and, if a positive construction decision is ultimately made, the Yellowhead Copper Project will be accurate;

• grades and recoveries at Gibraltar remain consistent with current mine plans;

• we will be able to incorporate the Connector pit into our operations and achieve targeted higher grades of copper and molybdenum as planned;

• the results from our operations at Florence Copper will be consistent with the estimates provided in the technical report on the Florence Copper Mine entitled "NI 43-101 Technical Report Florence Copper Project, Pinal County, Arizona" dated March 30, 2023 with an effective date of March 15, 2023 (the "Florence Copper Project Technical Report"), and accordingly that commercial operations at Florence Copper are technically and economically feasible;

• if a positive production decision is ultimately made, the results from development of the Yellowhead Copper Project will be consistent with the estimates provided in the 2025 Yellowhead Copper Project Technical Report (as defined below), and accordingly that these commercial operations will be technically and economically feasible;

• our available liquidity, including cash flows from operations and the Credit Facility, will be sufficient for us to commission and ramp up Florence Copper to bring it into commercial production and advance the Yellowhead Copper Project;

• if a positive construction decision is made with respect to the Yellowhead Copper Project, we will be able to obtain sufficient financing for construction at the Yellowhead Copper Project;

• we will be able to commence production at Florence Copper within our time and cost estimates;

• there are no changes to (i) any existing agreements or relationships with affected First Nations groups; (ii) aboriginal title or aboriginal rights in British Columbia which would materially and adversely impact our operations or properties; and (iii) laws in the Province of British Columbia that would materially and adversely impact our ability to develop new mining projects in British Columbia, including any laws adopted or amended pursuant to DRIPA;

• the government does not enter into any agreements that would give statutory decision-making functions to Indigenous groups that affect our properties or operations in British Columbia;

• there are no adverse regulatory changes affecting any of our operations;

• exchange rates, prices of key consumables, costs of power, labour, material costs, supplies and services, and other cost assumptions at our mining operations and projects are not significantly higher than prices assumed in planning;

• our Mineral Reserves and Mineral Resource estimates and the assumptions on which they are based, are accurate;

• our estimates of reclamation liabilities and mine closure costs are accurate;

• we will continue to generate positive cash flows from Gibraltar and be able to secure any additional funding necessary for the ramp up of operations at Florence Copper or for the development of our other development projects, including the Yellowhead Copper Project;

• our ability to execute our business plans for 2025 and beyond, as discussed in the anticipated use of proceeds; and

• our ability to satisfy the requirements of the TSX and the NYSE American in connection with the listing of the Offered Shares each respective stock exchange.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Prospectus Supplement and the accompanying Base Prospectus under the heading "Risk Factors" and in the 2024 AIF.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The forward-looking statements contained in this Prospectus Supplement, the accompanying Base Prospectus and the documents incorporated by reference herein and therein are based on the beliefs, expectations and opinions of management as of the date hereof. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers and investors should not place undue reliance on forward-looking statements. Taseko does not intend to update forward-looking statements, except as required by law.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
CANADIAN MINERAL PROPERTY DISCLOSURE STANDARDS

We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus Supplement in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States.

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports the Mineral Reserves and Mineral Resources of the projects it has an interest in according to Canadian standards. Technical disclosure regarding our properties included herein and in the documents incorporated herein by reference has not been prepared in accordance with the requirements of U.S. securities laws.

Unless otherwise indicated, all Mineral Reserve and Mineral Resource estimates included in this prospectus and the documents incorporated by reference herein have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).  NI 43-101 and the CIM Definition Standards for Mineral Resources and Mineral Reserves (2014) (the “CIM Standards”) adopted by the Canadian Institute of Mining, Metallurgy and Petroleum. NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “Mineral Reserve”, “Mineral Resource”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. The SEC has adopted mineral property disclosure requirements under Regulation S-K Subpart 1300 (the “SEC Disclosure Rules”) for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multijurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Disclosure Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multijurisdictional disclosure system, then the Company will be subject to the SEC Disclosure Rules which differ from the requirements of NI 43-101 and the CIM Standards.

The SEC Disclosure Rules recognize estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC Disclosure Rules incorporate definitions of “proven mineral reserves” and “probable mineral reserves”. The definitions are “substantially similar” to the corresponding CIM Standards that are required under NI 43-101.  While the SEC now recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of Mineral Resources or into Mineral Reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, under SEC standards, the geological uncertainty associated with “inferred mineral resources” is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Under both United States and Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies. While the above terms are “substantially similar” to CIM Standards, there are differences in the definitions under the SEC Disclosure Rules and the CIM Standards. Accordingly, there is no assurance any Mineral Reserves or Mineral Resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the SEC Disclosure Rules.

CURRENCY AND EXCHANGE RATE INFORMATION

The annual consolidated financial statements of the Company incorporated by reference in this Prospectus Supplement have been prepared in accordance with IFRS as issued by the IASB and are reported in Canadian dollars. They may not be comparable to financial statements of United States companies prepared in accordance with U.S. generally accepted accounting principles.

Unless otherwise indicated, all references to "$", "C$" or "dollars" in this Prospectus Supplement refer to Canadian dollars. References to "US$", "U.S.$" or "U.S. dollars" in this Prospectus Supplement refer to United States dollars. Except as otherwise noted in our 2024 AIF and the Company's financial statements and related management's discussion and analysis of financial condition and results of operations of the Company that are incorporated by reference into this Prospectus, the financial information contained in such documents is expressed in Canadian dollars.

The high, low, average and closing indicative rates for the United States dollar in terms of Canadian dollars for each of the financial periods indicated below, as quoted by the Bank of Canada, were as follows:

	Six Months ended June 30		Year ended December 31
	2025	2024	2024	2023	2022
High	$1.4603	$1.3821	$1.4416	$1.3875	$1.3856
Low	$1.3558	$1.3316	$1.3316	$1.3128	$1.2451
Average	$1.4094	$1.3586	$1.3698	$1.3497	$1.3013
Closing	$1.3643	$1.3687	$1.4389	$1.3226	$1.3544

The daily average exchange rate on October 16, 2025 as reported by the Bank of Canada for the conversion of U.S. dollars into Canadian dollars was US$1.00 equals C$1.4048 (C$1.00 = US$0.7117).

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference in the accompanying Base Prospectus solely for the purpose of the Offering. Other documents are also incorporated or deemed to be incorporated by reference in the Prospectus and reference should be made to the Prospectus for full particulars thereof.

Copies of the documents incorporated by reference in this Prospectus Supplement and the accompanying Base Prospectus and not delivered with this Prospectus Supplement may be obtained on request without charge from the Corporate Secretary of Taseko at 12th Floor, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1 (Telephone 778-373-4533) (Attn: the Corporate Secretary) or by accessing the disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR+"), at www.sedarplus.ca. Documents filed with, or furnished to, the SEC are available through the SEC's Electronic Data Gathering and Retrieval System ("EDGAR"), at www.sec.gov. Our filings through SEDAR+ and EDGAR are not incorporated by reference in this Prospectus Supplement and the accompanying Base Prospectus except as specifically set forth herein.

The following documents, filed with the securities commissions or similar regulatory authorities in the provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the accompanying Base Prospectus:

  our annual information form for the year ended December 31, 2024, dated and filed on March 28, 2025 (the "2024 AIF");

  our audited consolidated financial statements for the years ended December 31, 2024 and 2023 together with the reports of the independent auditor thereon, filed February 19, 2025;

  our management's discussion and analysis for the year ended December 31, 2024, filed February 19, 2025 (the "2024 Annual MD&A");

  our unaudited condensed consolidated financial statements for the three and six months ended June 30, 2025 and 2024, filed August 6, 2025 (the "Q2 2025 Financial Statements");

  our management's discussion and analysis for the three and six months ended June 30, 2025 and 2024, filed August 6, 2025 (the "Q2 2025 MD&A");

  our management information circular dated April 28, 2025 distributed in connection with the annual meeting of shareholders held on June 12, 2025;

  our material change report dated June 16, 2025 with respect to an agreement with the Tŝilhqot'in Nation and the Province of British Columbia in connection to the Company’s New Prosperity project (the “New Prosperity Project”) mineral tenures (the “June 2025 MCR”); and

  The “template version” (as such term is defined in National Instrument 41-101 – General Prospectus Requirements (“NI 41-101”)) of the term sheet prepared for potential investors in connection with the Offering, dated and filed October 15, 2025 (the “Term Sheet”).

Any document of the type referred to in the preceding paragraphs (excluding press releases and confidential material change reports) or of any other type required to be incorporated by reference into a short form prospectus pursuant to National Instrument 44-101 - Short Form Prospectus Distributions that is filed by the Company with a securities commission after the date of this Prospectus Supplement and prior to the termination of the distribution shall be deemed to be incorporated by reference in this Prospectus Supplement.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus Supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the U.S. Registration Statement of which this Prospectus Supplement forms a part. In addition, the Company may incorporate by reference into this Prospectus Supplement, or the U.S. Registration Statement of which it forms a part, other information from documents that the Company will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein.

Any statement contained in this Prospectus Supplement, the accompanying Base Prospectus or a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement to the extent that a statement contained herein or in the accompanying Base Prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference herein or in the accompanying Base Prospectus modifies or supersedes that prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute a part of this Prospectus Supplement, except as so modified or superseded. Without limiting the foregoing, each document incorporated by reference into the Base Prospectus prior to the date hereof shall be deemed to have been superseded in its entirety unless such document is also listed above as being incorporated by reference into this Prospectus Supplement.

Upon a new annual information form and related annual financial statements and management's discussion and analysis being filed by us with, and where required, accepted by, the applicable securities regulatory authority during the currency of this Prospectus Supplement, the previous annual information form, the previously filed annual and interim financial statements and management's discussion and analysis and material change reports shall be deemed no longer to be incorporated into this Prospectus Supplement for purposes of future offers and sales of Offered Shares hereunder. Upon the condensed consolidated interim financial statements and the accompanying management's discussion and analysis of financial condition and results of operation being filed by us with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all condensed consolidated interim financial statements and the accompanying management's discussion and analysis of financial condition and results of operations filed prior to such new condensed consolidated interim financial statements and management's discussion and analysis of financial condition and results of operations shall be deemed to no longer be incorporated into this Prospectus Supplement for purposes of future offers and sales of Offered Shares under this Prospectus Supplement. In addition, upon a new management information circular for an annual meeting of shareholders being filed by us with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus Supplement is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus Supplement for purposes of future offers and sales of Offered Shares under this Prospectus Supplement.

Information contained on the Company's website www.tasekomines.com, is not part of this Prospectus Supplement, is not incorporated herein by reference and may not be relied upon by investors in connection with an investment in the Offered Shares.

MARKETING MATERIALS

The Term Sheet is incorporated by reference into this Prospectus Supplement, but does not form part of this Prospectus Supplement or the Prospectus to the extent that the contents thereof have been modified or superseded by a statement contained in this Prospectus Supplement. Any template version of any marketing materials (as such term is defined in NI 41-101) filed with the securities commission or similar authority in each of the provinces and territories of Canada, except Québec, in connection with the Offering after the date of this Prospectus Supplement but prior to the completion or termination of the distribution of the securities under this Prospectus Supplement is deemed to be incorporated by reference into this Prospectus Supplement.

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the U.S. Registration Statement of which this Prospectus Supplement forms a part: (i) the Underwriting Agreement, (ii)  the documents listed under the heading "Documents Incorporated by Reference"; (iii) powers of attorney from our directors and officers (included on the signature page to the U.S. Registration Statement); (iv) the consent of KPMG LLP; and (v) the consents of certain "qualified persons" and legal counsel referred to in the Prospectus and this Prospectus Supplement under "Interest of Experts".

THE COMPANY

The following description of the Company is, in some instances, derived from selected information about us contained in the documents incorporated by reference into this Prospectus Supplement. This description does not contain all of the information about us and our properties and business that you should consider before investing in any securities. You should carefully read the Prospectus Supplement and the accompanying Base Prospectus, including the section titled "Risk Factors", as well as the documents incorporated by reference into this Prospectus Supplement and the accompanying Base Prospectus, before making an investment decision.

Taseko is a copper-focused mining company that seeks to create long-term shareholder value by acquiring, developing, and operating large tonnage mineral deposits in stable jurisdictions that are capable of supporting a mine for decades. The Company's principal assets are the wholly-owned Gibraltar Mine, located in central British Columbia and one of the largest copper mines in North America and Florence Copper, an in-situ copper recovery ("ISCR") project located in Arizona currently being commissioned following completion of construction and preparing for the start of commercial operations.  Florence Copper is projected to be a low-cost producer of high quality copper cathode in the United States, within the U.S. domestic market. Taseko also owns the Yellowhead Copper Project, the New Prosperity Project, and the Aley niobium project (the "Aley Project") in British Columbia.

Name, Address and Incorporation

Taseko was incorporated on April 15, 1966 under the laws of the Province of British Columbia and is governed by the Business Corporations Act (British Columbia). The Company's registered office is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, and its operational head office is located at 12th Floor, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1. Taseko operates its business through its subsidiaries, as described in the 2024 AIF.

Taseko is a reporting issuer in all of the provinces and territories of Canada. The Common Shares are listed on the TSX and LSE under the trading symbol "TKO" and on the NYSE American under the trading symbol "TGB".

Business Strategy

Taseko's strategy has been to grow the Company to become a North America focused multi-asset copper producer. We have utilized the cash flow from Gibraltar to acquire and develop a pipeline of large-scale, high-quality, advanced-stage mineral projects located in stable jurisdictions, which we believe will generate long-term shareholder value. The Company's mineral properties are located in British Columbia and Arizona and are primarily focused on copper, but also contain other metals including molybdenum, silver, gold and niobium. Taseko's main focus in the near term is successfully executing on the commissioning and ramp up of operations at Florence Copper.

Key Projects

The following summary of our key projects is qualified by the full description of these projects included in our 2024 AIF which is incorporated by reference herein, as updated herein with respect to the Yellowhead Copper Project. Investors are encouraged to read the full disclosure of these projects as included in our 2024 AIF. Our material properties at this time are Gibraltar and Florence Copper.

Gibraltar

Our principal operating asset is our wholly-owned Gibraltar Mine in British Columbia, Canada. Gibraltar produced 106 million pounds of copper and 1.4 million pounds of molybdenum in 2024. Gibraltar has an expected mine life of at least 20 years remaining based on Proven and Probable Sulphide Mineral Reserves of 616 million tons at a grade of 0.25% copper as of December 31, 2024.

Between 2006 and 2013, the Company invested over C$800 million to expand and modernize the mine and original ore concentrator, add a second ore concentrator and make other production improvements at the Gibraltar Mine. Following this period of investment and mine expansion, Gibraltar has achieved a stable level of operations with an ore processing capacity of 85,000 tons per day, which makes Gibraltar the second largest open pit copper mine in Canada.

Going forward, the Company's focus is on continued stable operations at Gibraltar with further improvements to operating practices to reduce unit costs. Average annual copper production over the remaining mine life is expected to be approximately 130 million pounds.

Florence Copper

On October 15, 2025 the Company announced that final regulatory approvals have been received and the operating team at Florence was in the process of commencing wellfield operations. Commissioning of the SX/EW plant is also planned to occur later in the fourth quarter of 2025. The commercial operation at Florence Copper will have a production capacity of 85 million pounds of copper annually over a 22-year mine life and is expected to be in the lowest quartile of producers on the global copper cost curve based on current operating cost projections.

Florence Copper production will utilize ISCR to produce a high-quality copper cathode. Beginning in 2018, we have operated a Production Test Facility ("PTF") at the Florence Copper site which successfully demonstrated the ISCR process. Over one million pounds of copper cathode were produced and sold from the PTF operation during its 18-month production phase, and the results of the PTF test work were incorporated into an updated technical report published in March 2023, the Florence Copper Technical Report.

The Company acquired Florence Copper in 2014 for US$70 million and has invested over US$520 million in the project as of  December 31, 2024. Based on the Florence Copper Technical Report, the estimated construction costs for the Florence Copper commercial production facility were US$232 million and management expects that total construction costs will be approximately 15% higher than this amount. A total of US$239.3 million has been incurred on the Florence Copper commercial facility construction as of June 30, 2025. Substantial completion of construction was achieved on September 19, 2025, and the Company has begun demobilizing constructions crews, with plant sections being handed over to the operating team for dry and wet commissioning, which is to run in parallel with the start of wellfield operations. First copper cathode is expected to be produced in about three months.

Recent Developments - Third Quarter Gibraltar Mine Production and Annual Production Guidance Update.

Third quarter 2025 production at the Gibraltar Mine consisted of 27.6 million pounds of copper, including 900 thousand pounds of copper cathode, and 560 thousand pounds of molybdenum, representing an increase of 39% and 211%, respectively, over the previous quarter. A total of 26.3 million pounds of copper was sold in the quarter.  Mill throughput was at design capacity of 85,300 tons per day in the quarter.  Copper recoveries have been improving steadily, averaging 77% for the third quarter, and 83% for the month of September.  Copper head grades of 0.22% were behind plan, although still a significant improvement over the previous two quarters.

As mining is advancing deeper into the Connector pit, the Company continues to see steady improvement in copper grades and ore quality, as mining activities move beyond the secondary mineralization. While the Company expects an increase in production at Gibraltar in the fourth quarter over the third quarter as a result of these higher grades, the Company does not expect to recover the production shortfall from recent months. As a result, annual production at Gibraltar is now expected to be between 100 to 105 million pounds of copper, being a reduction to the Q2 2025 MD&A guidance of 110 to 120 million pounds of copper.

Other Development Projects

Our other development projects include the Yellowhead Copper Project, the New Prosperity Project, and the Aley Project, as described in greater detail in our 2024 AIF as supplemented by (i) the June 2025 MCR for the New Prosperity Project, and (ii) the information derived from the technical report on the Yellowhead Copper Project entitled "Technical Report Update on the Yellowhead Copper Project, British Columbia, Canada" dated July 10, 2025 with an effective date of June 15, 2025 (the "2025 Yellowhead Copper Project Technical Report"), as summarized below.

2025 Yellowhead Copper Project Technical Report

The following information on the Yellowhead Copper Project is based on the 2025 Yellowhead Copper Project Technical Report dated July 10, 2025 that Taseko has filed on its SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov. This information supersedes and replaces the information on the Yellowhead Copper Project included in the 2024 AIF that was based on the technical report entitled “Technical Report on the Mineral Reserve Update at the Yellowhead Copper Project” dated and with an effective date of January 16, 2020 prepared under the supervision of Richard Weymark, P.Eng., MBA, also filed on Taseko’s profile at www.sedarplus.ca (the “2020 Yellowhead Copper Project Technical Report”).

The purpose of the 2025 Yellowhead Copper Project Technical Report was to summarize the prefeasibility level engineering and cost estimate that support the updated Yellowhead Copper Project economics which incorporate updated metal prices, foreign exchange rates, capital and operating costs, gold recovery projections and a new transmission line design. The Mineral Reserve estimate, production schedule and project design remain consistent with the 2020 Yellowhead Copper Project Technical Report. The 2025 Yellowhead Copper Project Technical Report also describes the geotechnical site investigation, metallurgical testing, environmental baseline, permitting and First Nations engagement work completed since then.

With the recent acceptance of the initial project description, the Yellowhead Copper Project has formally commenced the Provincial and Federal environmental assessment processes. The Yellowhead Copper Project is also subject to the Simpcw First Nation's ("Simpcw") assessment process which is in its initial phases. The Company's recent focus has been on community engagement, and a significant amount of technical and environmental studies have also been completed. Additional environmental baseline studies, geotechnical site investigation, modelling, and effects assessment work will be required over the next few years to support the Yellowhead Copper Project permitting initiatives.

In parallel with the permitting process, Taseko plans to advance engineering, community engagement, copper offtake discussions and project financing initiatives as required for development of the Yellowhead Copper Project.

The Qualified Persons ("QPs") responsible for the content of the 2025 Yellowhead Copper Project Technical Report are Richard Weymark, P.Eng., MBA, Jeremy Guichon, P.Eng. and Adil Cheema, P.Eng. Mr. Weymark is employed by the Company as Vice President, Engineering, Mr. Guichon as Director, Mine Engineering and Mr. Cheema as Director, Process Engineering.

All measurement units used in this report are metric, and currency is expressed in Canadian dollars unless otherwise stated.

The information presented below is summary information derived from the 2025 Yellowhead Copper Project Technical Report. Readers are referred to the 2025 Yellowhead Copper Project Technical Report for a full discussion of this information, including data verification, exploration information, known legal, political, environmental or other risks.

Property Description and Location

The Yellowhead Copper Project is located in the Thompson-Nicola area of BC, approximately 150 km northeast of Kamloops and are centered at latitude 51°30' north and longitude 119°48' west in the Kamloops Mining Division.

The property consists of 1 mining lease and 94 mineral claims covering approximately 42,358 hectares. Taseko, through its wholly owned subsidiary Yellowhead Mining Inc. ("YMI") (FMC 285998), is the 100% owner of these mineral tenures which are all in good standing. There are three parcels of fee simple land located 2.5 km west of Vavenby where the rail load-out facility will be located.

Six mineral claims, five of which have been incorporated into the mining lease are subject to a 2.5% NSR royalty to Xstrata (acquired by Glencore in 2013). Additionally, 31 claims, 27 of which have been incorporated into the mining lease, are subject to a 3% NSR royalty to US Steel Corp., capped at $3.9 million, subject to inflation. The mining lease encompasses the deposit area and plant site footprint.

Accessibility and Infrastructure

The Yellowhead Copper Project is accessed via the Yellowhead Highway ("Highway #5"), 150 km by road north of Kamloops, which is serviced with daily flights from Vancouver and Calgary.

The primary access to site from Highway #5 is via the Vavenby Bridge Road through Vavenby and across the North Thompson River to the Birch Island Lost Creek Road.  From there, access is about 20 km along a network of existing Forest Service Roads that climb up to the Yellowhead Copper Project site.

Highway #5, the CN Rail transcontinental main line, and the 138 kV BC Hydro North Thompson transmission line all pass approximately 8 km north of the Yellowhead Copper Project area.

YMI owns a property with an existing rail siding 2.5 km west of Vavenby and approximately 25 km by road from the Yellowhead Copper Project site. This property will be used for the rail load-out facility and central parking and bus staging for transporting site personnel during construction and operations.

History

Copper mineralization was discovered in the immediate vicinity of the deposit in the mid- 1960s. The initial discovery was followed up by extensive prospecting, line cutting, road building, surface geochemical sampling, geological mapping, geophysics, trenching and diamond drilling programs.

Noranda Exploration Company ("Noranda") and Québec Cartier Mining Company ("QCM"), a 100% wholly owned subsidiary of US Steel Corp., staked claims in the deposit area in 1965 and 1966 respectively. This resulted in the area west of the Harper Creek tributary belonging to Noranda and east of it to QCM. The two companies worked independently on their properties from 1966 until 1970. In late 1970, the companies formed a joint venture, which explored their contiguous properties until 1974.

Further work in the deposit area occurred in 1986 and 1996. This included sampling historical trenches, core resampling and additional drilling.

Historical core drilling took place on the property in 11 different years totalling 30,800 m from 191 holes. Of these holes, 165 are located within what is now known as the Yellowhead Copper Deposit, for a total of 28,200 m or 92% of the overall drilling. No further drilling took place on the deposit area until 2006.

YMI formed as a private British Columbia company in 2005 and obtained control of the Yellowhead Copper Project through staking, purchase and option agreements. Exploration completed between 2005 and 2013 included diamond drilling, historical core relogging, airborne and ground geophysics, soil and rock sampling, geological mapping and other exploration activities.

By the end of 2013 YMI had completed 65,000 m of additional drilling on the property from 217 drillholes. A Feasibility Study was published on July 31, 2014, which proposed an open pit mine with a production capacity of 70,000 tpd and a 28-year operating life.

In 2015, an Environmental Assessment ("EA") Application was accepted for review by the BC Environmental Assessment Office ("BC EAO") and Canadian Environmental Assessment Agency (CEAA). In mid-2015, the application review was suspended at YMI's request and after an initial three-year extension, the provincial EA process was terminated in July 2018 by the BC EAO due to inactivity on the file.

In February 2019, Taseko acquired a 100% interest in YMI thus acquiring a 100% interest in the Yellowhead Copper Project and withdrew from the federal EA process in May 2019. In 2020, Taseko published the 2020 Yellowhead Copper Project Technical Report which summarized an updated development plan for the Yellowhead Copper Project based on a mill throughput of 90,000 tonnes per day and a 25-year operating life.

Geology and Deposit

The Yellowhead Copper Project is located within structurally complex, low-grade metamorphic rocks of the Eagle Bay Assemblage, part of the Kootenay Terrane on the western margin of the Omineca Belt in south-central BC.

The Eagle Bay Assemblage incorporates Lower Cambrian to Mississippian sedimentary and volcanic rocks subject to deformation and metamorphism. The Eagle Bay Assemblage divides into four northeast-dipping thrust sheets that collectively contain a succession of Lower Cambrian rocks overlain by a succession of Devonian-Mississippian rocks. The Lower Cambrian rocks include quartzites, grits and quartz mica schists (units EBH and EBQ), mafic metavolcanic rocks and limestone (unit EBG), and overlying schistose sandstones and grits (unit EBS) with minor calcareous and mafic volcanic units. These older units are overlain by Devonian-Mississippian succession of mafic to intermediate metavolcanic rocks (units EBA and EBF) intercalated with and overlain by dark grey phyllite, sandstone and grit (unit EBP).

Unit EBA of the Devonian-Mississippian succession hosts the deposit.

The deposit type is interpreted as a remobilized polymetallic volcanogenic massive sulphide deposit, comprising lenses of disseminated, fracture-filling and banded iron and copper sulphides with accessory magnetite. Mineralization is generally conformable with the host-rock stratigraphy as is consistent with the volcanogenic model. Observed sulphide lenses measure many tens of metres in thickness with km-scale strike and dip extents.

The northeast trending Harper Creek Fault separates the deposit into a west domain and east domain. In the west domain, chalcopyrite mineralization is primarily in three copper bearing horizons. The upper horizon ranges from 60 m to 170 m in width and is continuous along an east-west strike for some 1,300 m, dipping approximately 30º north. The middle horizon is not as well developed and is often fragmented. It ranges from 30 m to 40 m in width at the western extent, increasing up to 90 m locally eastward, gradually appearing to blend into the upper horizon. The lowest or third horizon has less definition mainly due to a lack of drill intersections. It can range from 30 m to 90 m in width although typical intersections are in the 30 m range. These horizons generally contain foliation-parallel wisps and bands as the dominant style of sulphide mineralization.

In the east domain, mineralization characterized by high angle, discontinuous, tension fractures of pyrrhotite, chalcopyrite ± bornite. Mineralization is not selective to individual units and frequently transgresses lithological contacts throughout the area. At the near surface areas in the south and down-dip to the north, widths of mineralization typically range from 120 m to 160 m. In the central area of the east domain where thrust/reverse fault stacking has been interpreted, mineralization thicknesses typically range from 220 m to 260 m with local intersections of up to 290 m.

Mineral Processing and Metallurgical Testing

The Yellowhead Copper Project's process flowsheet consists of a conventional SAG and ball milling circuit, followed by rougher flotation, regrinding of rougher concentrate, and a three-stage cleaner flotation circuit. Metallurgical testing from both the historical G&T program and more recent SGS program confirms the suitability of this design for the ore.

Comminution testing demonstrated that the ore is soft to moderately soft, with low abrasivity and no requirement for pebble crushing. Mineralogical characterization confirmed chalcopyrite is the dominant copper bearing mineral across the deposit, comprising more than 98% of the copper species in the majority of the deposit.

Lock cycle tests from both programs consistently produced final copper concentrates grading between approximately 25.5% to 26%, with copper recoveries near 90%. Final concentrates were clean with minor deleterious elements below typical smelter penalty thresholds, and also contained payable gold and silver credits.

The copper and silver recovery models remain consistent with historical models used for the Yellowhead Copper Project and are well supported by the more recent test work completed at SGS. The gold recovery model was refined based on SGS test results and a re-evaluation of historical test data. Together, the validated historical copper and silver models and refined gold model form the basis for the Yellowhead Copper Project's updated metallurgical recovery projections.

Future metallurgical test programs undertaken for the Yellowhead Copper Project should consider evaluating opportunities to improve gold recovery and additional variability testing using the updated flowsheet and reagent scheme.

Mineral Resource and Reserve Estimate

Resource Estimate

The most recent update to the resource block model was completed in 2014 as documented in the technical report titled "Technical Report & Feasibility Study of the Harper Creek Copper Project", dated July 31, 2014, which has an effective date of July 31, 2014. There have been no additional relevant exploration results within the resource area nor changes to the resource block model since that time.

The sample database for the Yellowhead Copper Project contains results from 353 core holes (90,779 m) drilled between 1967 and the end of 2013.

The mineralized stratigraphy comprises a sequence of phyllites and schists overlying un-mineralized gneiss. Weakly mineralized to barren phyllites overlie the main mineralized horizons. The Harper Creek Fault bisects the deposit in a southwest-northeast direction and dips steeply to the southeast. The three main lithologic domains (gneiss, mineralized meta-sediments and overlying phyllites) were modeled as 3D wireframes. The Harper Creek Fault was modeled as a surface and acts as a hard boundary for both the lithologic and grade models. In order to further constrain the block model grade estimation, gradeshells based on a 700ppm copper cut-off were generated by modeling log transformed data. Separate zones were modeled on either side of the Harper Creek Fault.

Block dimension are 12 m x 12 m x 12 m. Block volumes in in-situ rock domains use a density factor ranging from 2.71 to 2.85 dependent on lithology while density of overburden was assigned a factor of 2.2.

Copper, gold and silver grades within the northwest and southeast zone domains were estimated in three passes using the inverse distance squared weighting method (ID2). The second pass used an octant search in order to differentiate interpolated from extrapolated block grade estimates for classification.

Resource classifications used conform to the CIM Definition Standards for Mineral Resources and Mineral Reserves (2014). Blocks were initially classified as measured if they were estimated in the first pass with a minimum of 4 composites from at least 2 drillholes within 82.5 m of the block centroid corresponding to one third of the maximum variogram range. The blocks meeting these criteria were then examined visually and some blocks were downgraded to indicated if they were in areas missing precious metal assays or in isolated clusters.

Remaining unclassified blocks were flagged as indicated if they were estimated in the 2nd pass which used an octant search to limit extrapolation. Some extrapolated estimates from the third pass were also classified as indicated if the closest composite was within 125 m of a block centroid corresponding to half the maximum variogram range. A series of blocks estimated in the third pass that were adjacent to the Harper Creek Fault and not estimated in the octant search due to the imposed hard boundary were also classified as indicated.

All other estimated blocks were classified as inferred.

A Lerchs-Grossman pit optimization was generated to constrain the resource within the block model. Metal prices used were US$4.25/lb for copper, US$2,400/oz for gold and US$28.00/oz for silver at a foreign exchange rate of C$1.30: US$1.00. Average metal recoveries are 89% for copper, 35% for gold and 59% for silver at a 0.15% copper cut-off grade. Combined processing and general and administrative ("G&A") costs were set at C$7.40/t milled. Pit-rim mining cost for ore and waste were C$2.31/t mined with a bench increment of C$0.035/t mined, and pit slopes were set based on wall azimuth.

The Mineral Resource estimate for the Yellowhead Copper Project is shown in Table 1-1.

Table 1-1: Yellowhead Mineral Resource Estimate

Yellowhead Copper Project Mineral Resources Effective June 1, 2025 At 0.15% Copper Cut-off
Classification	Tonnes (millions)	Copper Grade (%)	Gold Grade (gpt)	Silver Grade (gpt)
Measured	561	0.27	0.029	1.2
Indicated	735	0.24	0.027	1.2
Measured and Indicated	1,296	0.25	0.028	1.2
Inferred	111	0.24	0.026	1.2

Notes:

1. Mineral Resources follow CIM Definition Standards for Mineral Resources and Mineral Reserves (2014).

2. Mineral Resources are reported inclusive of Mineral Reserves.

3. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

4. The Mineral Resource has been confined by a Lerchs-Grossman pit optimization to meet "reasonable prospects of eventual economic extraction" using the following assumptions: Metal prices of US$4.25/lb Cu, US$2,400/oz Au and US$28.00/oz Ag; a foreign exchange rate of C$1.30 : US$1.00; average metal recoveries of 89% for copper, 35% for gold and 59% for silver; combined processing and G&A costs of C$7.40/t milled; and pit-rim mining cost of C$2.31/t mined with a bench increment of C$0.035/t mined.

5. Bulk density is estimated by lithology and ranges between 2.71 t/m3 and 2.85 t/m3 in rock and 2.2 t/m3 in overburden.

6. Numbers may not add due to rounding.

Reserve Estimate

The extent of the reserve pit was determined by applying the Lerchs-Grossman pit optimization algorithm to the Measured and Indicated Resources. The resultant reserve basis pit shell was used as a guide to develop the detailed reserve pit design.

The input parameters used to derive the reserve basis pit shell include conservative commodity prices, appropriate metal recoveries and unit costs for mining, processing, water treatment, G&A, a sustaining capital allowance, and consultant recommended pit wall slopes.

Reserves are stated at a copper cut-off grade of 0.17% based an evaluation documented in the 2020 Yellowhead Copper Project Technical Report. A break-even cut-off grade analysis was performed and demonstrated that the copper cut-off grade of 0.17% is conservative.

Proven and Probable Reserves included in the 2025 Yellowhead Copper Project Technical Report are derived from Measured and Indicated Resources respectively, that are contained within the reserve pit design and are above the stated copper cut-off grade. Table 1-2 summarizes the Proven and Probable Mineral Reserves as of June 1, 2025.

Table 1-2: Yellowhead Mineral Reserve Estimate

Yellowhead Copper Project Mineral Reserves Effective June 1, 2025, At 0.17% Copper Cut-off
Category	Tonnes (millions)	Cu (%)	Au (gpt)	Ag (gpt)	Cu Eq. * (%)
Proven	458	0.29	0.031	1.3	0.30
Probable	359	0.26	0.028	1.2	0.28
Total	817	0.28	0.030	1.3	0.29

Notes:

1. Mineral Reserves follow CIM Definition Standards for Mineral Resources and Mineral Reserves (2014).

2. Mineral Reserves are contained within Mineral Resources.

3. Mineral Reserves are assumed to be extracted using open pit mining methods and are based on the following assumption: Metal prices of US$2.85/lb Cu, US$1,610/oz Au and US$18.75/oz Ag; a foreign exchange rate of C$1.30 : US$1.00; average metal recoveries of 90% for copper, 36% for gold and 59% for silver; combined processing, G&A and water treatment costs of C$7.40/t milled; pit-rim mining costs of C$2.33/t of overburden, C$2.28/t of non-PAG waste, C$2.79/t of PAG waste and C$2.07/t of ore with a bench increment of C$0.035/t mined per bench and sustaining capital allowance of C$0.20/t mined; average offsite costs of C$0.48/lb of copper; payable metal terms of 96.1% for copper, 90% for gold and 90% for silver; and overall pit slopes of 30 to 40 degrees.

4. Bulk density is estimated by lithology and ranges between 2.71 and 2.85 in rock and 2.2 in overburden.

5. Copper equivalency is based on US$4.25/lb price and 90% metallurgical recovery for copper, US$2,400/oz and 36% metallurgical recovery for gold, and US$28.00/oz and 59% metallurgical recovery for silver. CuEq can be calculated using the formula CuEq% = Cu% + Au(gpt) × 0.3351 + Ag(gpt) × 0.006331.

6. Numbers may not add due to rounding.

Mining Method

The Yellowhead Copper Project envisions an open pit mine utilizing conventional truck and shovel mining techniques. The equipment utilized will be typical of that found in other modern, large-scale, open pit mines. Open pit operations are planned to supply the concentrator with 90,000 tpd of ore at a cut-off grade of 0.17% copper. Ore will be delivered to a primary crusher located at the southwestern rim of the ultimate pit. An ore stockpile will be built during the first five years of operation to maximize ore grade delivered to the concentrator during that period and mitigate operational disruptions.

Overburden of sufficient quality for use in reclamation will be segregated from non-acid generating (NAG) waste rock and stockpiled in several locations surrounding the pit. Surplus NAG waste rock not designated for tailings storage facility ("TSF") embankment construction will be stored in four locations located to the south and southwest of the open pit. Potentially acid generating ("PAG") waste rock will be co-disposed within the TSF.

A summary of the production schedule is shown in Table 1-3.

Table 1-3: Mine Production Schedule

Project Period	Pre- Production Total	Years 1-5 Total	Years 6- 10 Total	Years 11- 15 Total	Years 16- 20 Total	Years 21- 25 Total	Grand Total
Tonnes Mined (Mt)	45	378	425	435	395	246	1,923
Mill Feed (Mt)	--	160	164	164	164	164	817
Copper in Mill Feed (%)	--	0.32	0.24	0.26	0.26	0.30	0.28
Gold in Mill Feed (gpt)	--	0.039	0.025	0.028	0.027	0.029	0.030
Silver in Mill Feed (gpt)	--	1.3	1.2	1.2	1.4	1.2	1.3

Recovery Method

The sulphide concentrator for the Yellowhead Copper Project will include three stages of comminution, followed by three stages of flotation and a final concentrate dewatering stage. Process design and equipment sizing for the concentrator were informed by results from the G&T FS program completed in 2011 to 2012 and the SGS metallurgical test program completed in 2020 to 2021.

The concentrator is designed to process a nominal 90,000 tpd of ore and produce a marketable copper concentrate containing payable amounts of gold and silver. The concentrator will consist of a primary gyratory crusher fed run-of-mine (ROM) ore from the pit transported via haul trucks. The product from the crusher will be transported via overland conveyors to a coarse ore stockpile. Ore from the stockpile will then be reclaimed and fed to two parallel SAG-ball mill circuits which produce feed for a single rougher flotation bank. The rougher flotation concentrate will be reground with two parallel vertical stirred mills prior to being upgraded in a two-stage cleaner flotation circuit which includes both tank and column flotation cells. Flotation reagents added will include dual collectors with mercaptan and thionocarbamate based chemistry, a frother with an alcohol and glycol-ether based chemistry, and lime as pH regulator.

The final concentrate will be dewatered by thickening followed by filtration prior to being conveyed to the final concentrate stockpile. The final concentrate will be trucked off site to a nearby rail load-out facility for subsequent transport to the Port of Vancouver or direct rail to other North American markets.

Both rougher and first cleaner flotation tailings will be transported separately to the TSF. Process water from the TSF will be reclaimed and recycled back to the concentrator for reuse.

Project Infrastructure

During construction, a full-service, self-contained temporary construction camp will be installed on site to accommodate the construction workforce.

During operations, mine support facilities will include a mobile equipment maintenance shop, a welding tent, a bulk explosives facility and storage magazines, fuel stations for mining and ancillary equipment, and designated storage areas for overburden, waste rock and ore.

The concentrator and supporting facilities will include a primary crusher, overland conveyor system, a coarse ore stockpile, and the concentrator buildings housing the grinding, flotation, dewatering, and reagent storage and distribution equipment. Additional support facilities near the concentrator will include a process water pond, assay laboratory, separate concentrator office building, a fixed plant maintenance shop, and a covered concentrate storage and truck loading area.

Tailings and water management infrastructure will include a TSF designed to store tailings from the concentrator and PAG waste rock from the mine, with cyclone sand from NAG tailings used to construct the TSF main embankment. Process water will be reclaimed from a floating barge in the TSF to the process water pond and recirculated to the concentrator for reuse. A water treatment plant will treat excess contact water, and site water management systems will handle pit dewatering and surface runoff.

Additional onsite ancillary infrastructure will include a gatehouse and emergency response building, mine dry, warehouse with additional cold storage area, potable water and sewage treatment systems, and fire protection infrastructure.

Offsite infrastructure will include a new 230 kV transmission line from 100 Mile House which will tie into a new substation located at the plant site and a rail load-out facility located near Vavenby.

Market Studies & Contracts

The Yellowhead Copper Project's copper concentrate is estimated to have a 25.5% copper grade with payable amounts of gold and silver and no element approaching typical smelter penalty levels. A concentrate marketing study completed in 2025 confirmed the marketability of the anticipated final concentrate quality.

While there are currently no contracts in place for the sale of concentrate, it is expected that the clean nature of the concentrate will make it attractive to a large array of smelters globally. The offsite costs associated with concentrate transport, port storage, stevedoring, shipping, treatment and refining have been incorporated into the Yellowhead Copper Project's economic analysis based on inputs developed from the concentrate marketing study and Taseko's current experience at Gibraltar.

For evaluating the Yellowhead Copper Project, Taseko has relied on long-term street consensus metal pricing as of May 2025. Standard procurement contracts will be required for construction, materials delivery and some site services.

Environmental, Permitting, Social and Community Impact

Environmental baseline studies were performed between 2007 and 2014 with additional studies conducted by Taseko from 2019 to present.

Taseko has engaged with both the BC EAO and the Impact Assessment Agency of Canada regarding submission of an Initial Project Description and Engagement Plan to start the Early Engagement and Planning phases of the provincial and federal assessment processes, respectively.

A comprehensive permitting process will be undertaken following the assessment process for the Yellowhead Copper Project to enable construction, operation, and eventual closure of the Yellowhead Copper Project.

The Yellowhead Copper Project is situated primarily within the territory of the Simpcw. Taseko is focused on working collaboratively with the Simpcw and has agreed to participate in the "Simpcw Process", an Indigenous-led assessment process.

In British Columbia, mining companies are required to reclaim mine disturbances when mining is complete in accordance with the "Health, Safety and Reclamation Code for Mines in British Columbia" (the "BC Mines Code"). Further discussion of post-closure requirements will occur during the EA and subsequent permitting processes. This period will continue until all conditions of the BC Mines Code and permits have been fulfilled and Taseko has been released from all regulatory obligations.

Before any work on a site is conducted, the province requires companies to provide security in accordance with the BC Mines Code. The reclamation security amount will be developed as part of the permitting phase.

Capital and Operating Costs

The 2025 Yellowhead Copper Project Technical Report includes estimates of capital costs based on budgetary quotes for equipment and current pricing for materials, labour and services in the Province of British Columbia. Operating cost estimates are based on a combination of vendor supplied quotes and Taseko's experience operating the Gibraltar Mine.

All costs shown are current as of Q2 2025 and are stated in Canadian dollars unless otherwise stated.

A summary of the initial capital costs estimated for the Yellowhead Copper Project is provided in Table 1-4.

Table 1-4: Initial Capital Costs

Area	Total Capital ($ millions)
Mine and Support Infrastructure	295
Concentrator and Support Infrastructure	623
Tailings and Water Management Infrastructure	213
Onsite Ancillary Infrastructure	143
Offsite Infrastructure	153
Subtotal Direct Costs	1,427
Indirect Costs	207
Owner's Costs	52
Contingency	299
Subtotal Indirect Costs	558
Total Initial Capital	1,985
Note: totals may not add due to rounding.

The sustaining capital cost estimate includes a water treatment plant, staged TSF embankment construction, additional water collection systems, additional mining equipment, primary mining equipment fleet lease payments, and general sustaining capital through the life of the mine. Estimated sustaining capital costs are shown in Table 1-5.

Table 1-5: Sustaining Capital Costs

Area	Total Capital ($ millions)
Water Treatment, TSF Construction & Water Management	182
Mine Incremental Capital and Equipment Leases	458
General Sustaining Capital	323
Total Sustaining Capital	963
Note: totals may not add due to rounding.

Estimated operating costs for the Yellowhead Copper Project are summarized in Table 1-6.

Table 1-6: Operating Costs Summary

Area	Unit Cost (US$/lb)
Onsite Costs	1.76
Offsite Costs	0.39
Byproduct Credits	(0.25)
Total Operating Cost*	1.90
Note: totals may not add due to rounding. * Net of byproduct credits

Onsite operating costs include mining, processing and general and administration costs as summarized in Table 1-7. Offsite costs include copper concentrate transportation costs, smelter fees and deductions, and royalty payments. Byproduct credits are calculated using the metal prices and production rates described below under "Economic Analysis".

Table 1-7: Onsite Operating Costs Summary

Area	Cost per Tonne Milled ($/t)
Mining	6.06
Processing	5.75
G&A	1.07
Total Onsite Cost	12.89
Note: totals may not add due to rounding.

Economic Analysis

The 2025 Yellowhead Copper Project Technical Report included an economic analysis of the Yellowhead Copper Project.

Metal prices used in the economic analysis were based on long-term street consensus metal pricing as of Q2 2025 and long-term foreign exchange rates based on Taseko's expectations informed by historical exchange rates and are shown in Table 1-8. A discounted cashflow model using a discount rate of 8% was used for the valuation basis with an effective date of June 15, 2025. Results of the valuation included in the 2025 Yellowhead Copper Project Technical Report are presented on a 100% basis and assume no debt financing costs except for mining equipment leases. All values are in Canadian dollars unless otherwise stated.

Table 1-8: Long-Term Street Consensus Metal Pricing and Foreign Exchange Rate

Long-Term Forecasts	Metal Price
Copper Price	US$4.25/lb
Gold Price	US$2400/oz
Silver Price	US$28.00/oz
Foreign Exchange	US$1.00: C$1.35

Before-tax economic indicators for the Yellowhead Copper Project are presented in Table 1-9.

Table 1-9: Before-Tax Economic Valuation

Economic Indicator	Value
Average Annual Before-Tax Cash Flow	$480 million
Before-Tax Net Present Value at 8%	$2.8 billion
Before-Tax Internal Rate of Return	22%
Before-Tax Payback Period	3.7 years

A summary of the before-tax cashflow for the Yellowhead Copper Project is presented in Table 1-10.

Table 1-10: Before-Tax Yellowhead Copper Project Cashflow Summary

Project Period	Pre- Production Total	Years 1-5 Total	Years 6-10 Total	Years 11-15 Total	Years 16-20 Total	Years 21-25 Total	Grand Total
Copper Production (M lbs)	--	1,028	760	837	852	965	4,441
Gold Production (000 oz)	--	82	43	52	49	56	282
Silver Production (000 oz)	--	3,762	3,547	3,846	4,605	3,642	19,402
Operating Profit (C$ M)	--	3,415	1,865	2,226	2,291	3,276	13,073
Capital Costs (C$ M)	1,985	576	108	168	93	18	2,948
Net Cash Flow (C$ M)	-1,985	2,839	1,758	2,058	2,198	3,258	10,125

Note: totals may not add due to rounding.

After-tax economic indicators for the Yellowhead Copper Project derived from the 2025 Yellowhead Copper Project Technical Report are presented in Table 1-11. This assessment assumes current federal and provincial tax laws remain in force and that the Yellowhead Copper Project is eligible for the Clean Technology Manufacturing Investment Tax Credit that would result in a tax refund of approximately $540 million in the year following completion of construction.

Table 1-11: After-Tax Economic Valuation

Economic Indicator	Value
After-Tax Net Present Value at 8%	$2.0 billion
After-Tax Internal Rate of Return	21%
After-Tax Payback Period	3.3 years

Interpretation and Conclusions

The 2025 Yellowhead Copper Project Technical Report concluded that:

  the Yellowhead Copper Project contains adequate Mineral Reserves to develop an open pit mine and supply a process plant with 90,000 tpd of ore for a period of at least 25 years;

  the design is to a sufficient level of study to support a Mineral Reserve statement and there are no known conditions that would preclude the establishment of the infrastructure as designed;

  environmental baseline studies have been advanced by a number of consultant groups to a level commensurate with initiating an EA;

  the estimation of capital and operating costs is based on a sufficient level of study to support a Mineral Reserve statement and are current as of Q2 2025; and

  the economics of mining and processing the stated Mineral Reserves of this project are appropriate and demonstrate that, as of the effective date of this report, extraction can reasonably be justified.

Recommendations

The 2025 Yellowhead Copper Project Technical Report recommended additional environmental baseline studies, geotechnical site investigation, modelling and effects assessment work as inputs to support an EA. It also is recommended that additional bench-scale metallurgical test work be undertaken consisting of gold recovery testing, additional variability testing and settling and filtration testing.

RISK FACTORS

Investing in our securities is speculative and involves a high degree of risk due to the nature of our business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, each of which could cause purchasers of our securities to lose part or all of their investment:

  the risk factors set out in our 2024 AIF under "Risk Factors";
  the risk factors identified in our 2024 Annual MD&A and our Q2 2025 MD&A;
  the risk factors set out in the Base Prospectus under "Risk Factors"; and
  the risk factors set out below.

In addition, you should consider carefully the risk factors and cautionary language included throughout each of the above documents, and in the other documents that we have incorporated into this Prospectus by reference. These risks are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects.

Risks Related to the Offering and the Common Shares

Management will have discretion regarding the use of proceeds from this Offering.

While information regarding the use of proceeds from the sale of the Offered Shares is described under the heading "Use of Proceeds", we retain broad discretion over the use of the net proceeds from the Offering. The Company has identified certain forward-looking plans and objectives for the proceeds, but the Company's ability to achieve such plans and objectives could change as a result of a number of internal and external factors, such as the impact that continued exploration and evaluation activities may have on the Company's future evaluation and development plans and anticipated costs and timelines, and access to sufficient capital and resources. Because of the number and variability of factors that will determine our use of such proceeds, the Company's ultimate use might vary substantially from its planned use. You may not agree with how the Company allocates or spends the proceeds from the Offering. We may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of our securities, including the market value of our Common Shares, and that may result in or increase our losses from operations.

Resales of the Offered Shares in the public market during this Offering may cause the market price of the Offered Shares to fall.

The issuance of the Offered Shares could result in resales of our Common Shares by current shareholders concerned about the potential dilution in their holdings. Sales of substantial amounts of the Offered Shares, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Offered Shares. A decline in the market prices of the Offered Shares as a result of such sales or otherwise may adversely impact the value of Offered Shares and could impair our ability to raise additional capital through the sale of securities should we desire to do so.

Future sales may affect the market price of the Common Shares.

The Company may in the future raise funds through the issuance of either additional Common Shares or the issuance of debt instruments or other securities which may or may not be convertible into Common Shares.  The Company cannot predict the size of future issuances of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares or the dilutive effect, if any, that future issuances and sales of the Company's securities will have on the market price of the Common Shares.  These sales may have an adverse impact on the market price of the Common Shares.

The Common Shares are subject to various factors that have made and may continue to make share prices volatile.

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations, or fluctuations as a result of other events, will not affect the price of the Offered Shares, and the price may decline below their acquisition cost.  As a result of this volatility, investors may not be able to sell the Offered Shares at or above their acquisition cost.

The market price of our Common Shares may be subject to large fluctuations, which may not necessarily be related to the financial condition, operating performance, underlying asset values or prospects of Taseko. These factors include macroeconomic developments in North America and globally, market perceptions of the attractiveness of particular industries and volatile trading due to unpredictable general market or trading sentiments. The market price of the Common Shares may be affected by many other variables which are not directly related to our success and are, therefore, not within our control, including other developments that affect the market for all resource sector securities, the breadth of the public market for the Common Shares and the attractiveness of alternative investments.

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. The market price of the Common Shares is also likely to increase or decrease in response to a number of events and factors, including: our operating performance and the performance of competitors and other similar companies; volatility in commodity prices; the arrival or departure of key personnel; the number of Common Shares to be publicly traded after an offering pursuant to any prospectus supplement; the public’s reaction to our press releases, material change reports, other public announcements and our filings with the various securities regulatory authorities; changes in earnings estimates or recommendations by research analysts who track the Common Shares or the shares of other companies in the resource sector; changes in general economic and/or political conditions; acquisitions, strategic alliances or joint ventures involving us or our competitors; macroeconomic developments in the countries where we carry on business and globally, short-term changes in commodity prices, other precious metal prices, currency exchange fluctuation, the political environment in the countries in which we do business and globally, and the factors listed under the heading “Cautionary Note Regarding Forward-Looking Statements”.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted class action securities litigation against those companies.  Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm our profitability and reputation.

Multiple listings on the TSX, NYSE American and LSE may lead to an inefficient market in the Common Shares.

Multiple listing of the Common Shares will result in differences in liquidity, settlement and clearing systems, trading currencies, prices and transaction costs between the exchanges where the Common Shares will be quoted. These and other factors may hinder the transferability of the Common Shares between the three exchanges.

The Common Shares are quoted on TSX, NYSE American, and the LSE. Consequently, the trading in and liquidity of the Common Shares will be split between these three exchanges. The price of the Common Shares may fluctuate and may at any time be different on the TSX, the NYSE American and the LSE. This could adversely affect the trading of the Common Shares on these exchanges and increase their price volatility and/or adversely affect the price and liquidity of the Common Shares on these exchanges. The Common Shares are quoted and traded in Canadian dollars on the TSX, in U.S. dollars on the NYSE American, and in Pounds Sterling on the LSE. The market price of the Common Shares on those exchanges may also differ due to exchange rate fluctuations.

There is no assurance of a sufficient active or liquid trading market for the Common Shares.

No assurance can be given that an active or liquid trading market for the Common Shares will be sustained. If an active or liquid market for the Common Shares fails to be sustained, the prices at which such shares trade may be adversely affected. Whether or not the Common Shares will trade at lower prices depends on many factors, including the liquidity of the Common Shares, prevailing interest rates and the markets for similar securities, general economic conditions and the Company's financial condition, historic financial performance and future prospects.

There is no assurance that we will pay dividends in the future.

We have not paid any dividends on our Common Shares to date.  Payment of any future dividends, if any, will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial condition, and current and anticipated cash needs.  Accordingly, there is no assurance that we will pay any future dividends on our Common Shares.

There can be no assurance that the forward-looking statements and estimates included or incorporated by reference into this Prospectus will prove to be correct.

The forward-looking statements relating to, among other things, our future results, performance, achievements, prospects or opportunities and exploration and development included or incorporated by reference in this Prospectus are based on opinions, assumptions and estimates made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct. Our actual future results may vary significantly from historical and estimated results and those variations may be material. There is no representation by us that actual results achieved by us in the future will be the same, in whole or in part, as those included or incorporated by reference in this Prospectus Supplement. See “Cautionary Note Regarding Forward-Looking Statements”.

We may be a Passive foreign Investment Company for our current taxable year and/or future taxable years which could have adverse U.S. federal income tax consequences for U.S. Holders.

Potential investors in Offered Shares that are U.S. Holders (defined below in "Material United States Federal Income Tax Considerations for U.S. Holders") should be aware that there is a risk that we may be a "passive foreign investment company" (a "PFIC") for the tax year ending December 31, 2025, and  potentially in subsequent years. If we are a PFIC for any year during a U.S. Holder's holding period, then such U.S. Holder generally will be subject to a special, highly adverse tax regime that includes special adverse U.S. tax rules with respect to so-called "excess distributions" received on Offered Shares. Gains realized upon a disposition of Offered Shares (including upon certain dispositions that would otherwise be tax-free) also will be treated as an excess distribution. Excess distributions are punitively taxed and are subject to additional interest charges. Additional special adverse rules also apply to U.S. Holders if we are a PFIC and have a non-U.S. subsidiary that is also a PFIC, as could happen with respect to certain subsidiaries of the Company. A U.S. Holder might be able to make an election with respect to Offered Shares to mitigate the adverse tax rules that apply to PFICs, but any such election may accelerate the recognition of taxable income, may result in the recognition of ordinary income and may not eliminate all adverse U.S. consequences that would result from our being a PFIC. See "Material United States Federal Income Tax Considerations for U.S. Holders". Each investor who is a U.S. Holder should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Offered Shares.

CONSOLIDATED CAPITALIZATION

Since June 30, 2025, the date of our financial statements for the most recently completed financial period, there have been no material changes to our consolidated share and debt capital, other than:

  a drawdown (the “Draw Down”) of an additional US$ 20 million (C$ 27.9 million) under the Credit Facility, as described in detail in the Q2 2025 Financial Statements and the Q2 2025 MD&A in September 2025; and
  proceeds from the issuance of Common Shares pursuant to the exercise of stock options, as outlined under “Prior Sales”.

The following table sets forth the consolidated capitalization of the Company as at June 30, 2025, as adjusted to give effect to the Draw Down of the Credit Facility described above, and as further adjusted to give effect to the Offering. The information set forth in the table below should be read in conjunction with our Q2 2025 Financial Statements, expressed in Canadian dollars:

	As at June 30, 2025(3) (‘000s)	As at June 30, 2025 after giving effect to the Draw Down(2)(3) (‘000s)	As at June 30, 2025, after giving effect to the Draw Down and the Offering (1)(2)(3) (‘000s)
Assets
Cash	$121,988	$121,988	$213,729
Liabilities
Long-term Debt - Credit Facility	$75,036	$102,936	$nil
Long-term Debt - other	$719,085	$719,085	$719,085
Equity
Share Capital	$562,446	$562,446	$757,123
Common Shares	316,476	316,476	353,576

Notes:

(1) Amounts assume the Over-Allotment Option is not exercised. If the Over-Allotment Option is exercised in full, cash would increase to approximately $243.1 million, share capital would increase to approximately $786.5 million and Common Shares would increase to approximately 359.1 million.
(2) Reflects the Draw Down of US$20 million under the Credit Facility since June 30, 2025 to an aggregate outstanding amount of US$75 million as of the date hereof. Does not account for any other changes to the Company’s cash, long-term debt or share capital since June 30, 2025. Amounts advanced to the Company under the Draw Down were primarily used to fund construction costs incurred in connection with Florence Copper and are, accordingly, not reflected in cash as at June 30, 2025 after giving effect to the Draw Down.
(3) For the purposes of the values disclosed in the table, any amounts converted from U.S. dollars to Canadian dollars are based on the Bank of Canada daily average exchange rate on June 30, 2025 of C$1.3643=US$1.00.

DESCRIPTION OF SECURITIES

The authorized share capital of the Company consists of an unlimited number of Common Shares without par value, of which 317,726,610 shares were issued and outstanding as at the date of this Prospectus Supplement. The holders of Common Shares are entitled to receive notice of any meeting of the shareholders of the Company and to attend and vote thereat, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote.  Each Common Share entitles its holder to one vote.  The holders of Common Shares are entitled to receive on a pro-rata basis such dividends as the board of directors may declare out of funds legally available therefor. In the event of the dissolution, liquidation, winding-up or other distribution of our assets, such holders are entitled to receive on a pro-rata basis all of assets of the Company remaining after payment of all of liabilities.  The Common Shares carry no pre-emptive or conversion rights.

USE OF PROCEEDS

The estimated net proceeds to be received by the Company from the Offering (assuming no exercise of the Over-Allotment Option) will be approximately US$142.7 million (determined after deducting the Underwriters’ Fee of approximately US$6.8 million and estimated expenses of the Offering of approximately US$0.8 million). If the Underwriters exercise the Over-Allotment Option in full, the estimated net proceeds to be received by the Company from the Offering will be approximately US$164.2 million (determined after deducting the Underwriters’ Fee of approximately US$7.8 million and estimated expenses of the Offering of approximately US$0.8 million).

We intend to use the net proceeds from the Offering to (i) repay approximately US$75 million of the amount currently outstanding under the Credit Facility, and (ii) use the balance for general corporate purposes, as follows:

Description of Use of Proceeds	No exercise of Over-Allotment Option (‘000s)	Over-Allotment Option Exercised in Full (‘000s)
Repayment of Indebtedness under the Credit Facility	US$75,000	US$75,000
General Corporate Purposes	US$67,694	US$89,218
Net Proceeds of the Offering	US$142,694	US$164,218

For a description of the Credit Facility, refer to the Q2 2025 Financial Statements and the Q2 2025 MD&A and also see “Plan of Distribution (Conflict of Interest)”. NBF is a lender and agent for the Credit Facility. The Company drew the amounts down on the Credit Facility during 2025 to fund the construction of the commercial facility at Florence Copper.

Any residual amount of net proceeds after repayment of the Credit Facility will be used, together with our current liquidity sources including cash-flow from operations, to fund the Company’s general objectives which include (i) to continue production from the Gibraltar Mine and related capital expenditure programs, (ii) to complete commissioning and to ramp up production at Florence Copper, (iii) to advance permitting and related engineering work for the Yellowhead Copper project , and (iv) to otherwise advance our general corporate objectives.

Although we intend to use the net proceeds from the Offering as set forth above, the actual allocation of the net proceeds may vary, depending on numerous factors, including but not limited to our operating costs and capital expenditure requirements, our strategy relative to the market and other conditions in effect at the time, and future developments in relation to the commissioning and ramp up of Florence Copper or the financing and advancement of our other projects or unforeseen events, including those listed under “Risk Factors” of the Prospectus and the 2024 AIF. Potential investors are cautioned that notwithstanding our current intentions regarding the use of the net proceeds of the Offering, there may be circumstances where a reallocation of the net proceeds may be necessary or advisable for reasons that management believes, in its discretion, are in the Company’s best interests.

PRIOR SALES

The following table summarizes the issuances by Taseko of Common Shares within the 12 months prior to the date of this Prospectus Supplement:

Date Common Shares	Price per Security/Exercise Price per Common Share	Number of Common Shares
September 2024(1)	$1.15	6,000
September 2024(2)	$3.23	3,497,641
October 2024(1)	$2.09	69,333
October 2024(2)	$3.40	4,256,539
November 2024(1)	$1.61	15,000
December 2024(1)	$1.93	143,000
January 2025(1)	$0.81	357,000
January 2025(2)	$2.85	5,478,996
February 2025(1)	$1.60	112,999
March 2025(1)	$1.34	163,800
March 2025(2)	$3.02	5,087,358
May 2025(1)	$1.92	29,333
June 2025(1)	$2.13	570,666
July 2025(1)	$1.61	283,766
August 2025(1)	$2.08	66,000
September 2025(1)	$1.94	657,499
October 1-16, 2025(1)	$1.78	243,998

Notes:

(1) Issued pursuant to exercise of stock options.

(2) Issued between July 3, 2024 and March 10, 2025 under an at-the-market offering program for total gross proceeds of $69,881,000 at an average Common Share price of $3.09.

The following table summarizes the grants made by Taseko of all securities convertible or exercisable into Common Shares that were issued or granted by the Company during the 12 months prior to the date of this Prospectus Supplement(1):

Date	Type of Security Issued	Exercise or Conversion Price Per Common Share	Number of Common Shares Issuable Upon Exercise or Conversion
October 7, 2024	Stock Options	3.51	40,000
January 10, 2025	Stock Options	3.06	2,813,300
January 10, 2025	Performance Share Units	4.43(1)	741,600

Note:

Weighted average fair value calculated as at the grant date.

PRICE RANGE AND TRADING VOLUME

The Common Shares are listed for trading on the TSX under the symbol "TKO". The following table sets forth information relating to the trading of the Common Shares on the TSX for the periods indicated.

	TSX Price Range ($)(1)
Month	High	Low	Total Volume
October 2024	3.62	3.06	6,895,224
November 2024	3.56	2.73	8,806,429
December 2024	3.11	2.72	8,009,206
January 2025	3.38	2.62	8,699,035
February 2025	3.32	2.60	10,977,929
March 2025	3.60	2.78	13,790,166
April 2025	3.30	2.38	15,204,459
May 2025	3.17	2.62	10,991,152
June 2025	4.33	3.14	15,847,457
July 2025	5.05	4.09	14,510,924
August 2025	4.81	4.13	10,318,349
September 2025	6.00	4.33	14,051,015
October 1-16, 2025	6.73	5.65	10,144,152

Note:

(1) The price ranges noted in the TSX table are rounded to the nearest $0.01.

The Common Shares are listed for trading on the NYSE American under the symbol "TGB". The following table sets forth information relating to the trading of the Common Shares on the NYSE American for the periods indicated.

	NYSE American Price Range (in US$)(1)
Month	High	Low	Total Volume
October 2024	2.67	2.19	72,021,570
November 2024	2.57	1.94	107,327,454
December 2024	2.20	1.89	50,928,740
January 2025	2.28	1.82	81,743,082
February 2025	2.32	1.77	115,935,591
March 2025	2.54	1.92	307,997,781
April 2025	2.39	1.67	363,326,178
May 2025	2.31	1.89	191,013,884
June 2025	3.17	2.23	307,379,144
July 2025	3.68	2.96	170,298,818
August 2025	3.51	2.99	74,899,311
September 2025	4.32	3.14	80,419,576
October 1-16, 2025	4.84	4.02	72,773,807

Note:

(1) The price ranges noted in the NYSE American table are rounded to the nearest US$0.01.

The Common Shares are listed for trading on the LSE under the symbol "TKO". The following table sets forth information relating to the trading of the Common Shares on the LSE for the periods indicated.

	LSE Price Range (in GB£)(1)
Month	High	Low	Total Volume
October 2024	1.95	1.70	113,246
November 2024	1.88	1.62	54,048
December 2024	1.66	1.62	23,533
January 2025	1.81	1.55	36,927
February 2025	1.78	1.49	127,638
March 2025	1.95	1.60	109,606
April 2025	1.73	1.30	83,815
May 2025	1.70	1.52	38,962
June 2025	2.23	1.57	141,689
July 2025	2.66	2.21	186,179
August 2025	2.41	2.28	45,323
September 2025	3.04	2.32	122,337
October 1-16, 2025	3.40	3.00	73,746

Note:

(1) The price ranges noted in the LSE table are rounded to the nearest £0.01.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder (the "Regulations") generally applicable to a holder who acquires Offered Shares as beneficial owner pursuant to this Prospectus Supplement and who, at all relevant times, for the purposes of the Tax Act, deals at arm's length with the Company and the Underwriters, is not affiliated with the Company or the Underwriters, and will acquire and hold such Offered Shares as capital property (each, a "Holder"), all within the meaning of the Tax Act. Offered Shares will generally be considered to be capital property to a Holder unless the Holder holds or uses the Offered Shares, or is deemed to hold or use the Offered Shares, in the course of carrying on a business of trading or dealing in securities or has acquired them or is deemed to have acquired them in a transaction or transactions considered to be an adventure in the nature of trade.

This summary does not apply to (i) a Holder that is a "financial institution" for purposes of the mark-to-market rules contained in the Tax Act; (ii)  a Holder an interest in which would constitute a "tax shelter investment" as defined in the Tax Act; (iii)  a Holder that is a "specified financial institution" as defined in the Tax Act; (iv)  a Holder that is a corporation resident in Canada for the purposes of the Tax Act that is or becomes, or does not deal at arm's length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident person, or group of non-resident persons not dealing with each other at arm's length, for purposes of the foreign affiliate dumping rules in Section 212.3 of the Tax Act; (v) a Holder that reports its "Canadian tax results", as defined in the Tax Act, in a currency other than Canadian currency; (vi)  a Holder that is exempt from tax under the Tax Act; (vii) a Holder that receives dividends on the Common Shares under or as part of a "dividend rental arrangement" as defined in the Tax Act; (viii) a Holder that has entered into, or will enter into, a "synthetic disposition arrangement" or a "derivative forward agreement" with respect to the Offered Shares, as those terms are defined in the Tax Act; or (ix) a Holder that is otherwise of special status or in special circumstances. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Offered Shares.

This summary is based upon the current provisions of the Tax Act and the Regulations in force as of the date hereof, any specific proposals to amend the Tax Act and the Regulations (the "Tax Proposals") which have been announced by or on behalf the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Canada-United States Tax Convention (1980) (the "Canada-U.S. Tax Convention"), and our understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency. This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Offered Shares. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder. Holders should consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding, or disposition of Offered Shares must be determined in Canadian dollars. Any such amount that is expressed or denominated in a currency other than Canadian dollars must be converted into Canadian dollars using the relevant exchange rate determined in accordance with the Tax Act.

Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for purposes of the Tax Act, is resident or deemed to be resident in Canada at all relevant times (each, a "Resident Holder"). Certain Resident Holders whose Offered Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have the Offered Shares, and every other "Canadian security" (as defined by the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

Taxation of Dividends

Dividends received or deemed to be received on the Offered Shares will be included in computing a Resident Holder's income. In the case of a Resident Holder who is an individual (including certain trusts), dividends (including deemed dividends) received on the Offered Shares will be included in the Resident Holder's income and be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received by an individual from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit for "eligible dividends" (as defined in the Tax Act), if any, that are properly designated as such by the Company. There may be limitations on the ability of the Company to designate dividends as eligible dividends.

In the case of a Resident Holder that is a corporation, dividends (including deemed dividends) received on the Offered Shares will be included in the Resident Holder's income and will normally be deductible in computing such Resident Holder's taxable income, subject to all restrictions under the Tax Act. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a "private corporation" or "subject corporation" (as such terms are defined in the Tax Act) may be liable to pay a tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder's taxable income for the year.

Disposition of Offered Shares

A Resident Holder who disposes of, or is deemed to have disposed of, an Offered Share (other than to the Company, unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition in respect of the Offered Share exceed (or are exceeded by) the aggregate of the adjusted cost base to the Resident Holder of such Offered Share immediately before the disposition or deemed disposition and any reasonable expenses incurred for the purpose of making the disposition. Generally, the adjusted cost base to a Resident Holder of an Offered Share at any particular time will be determined by averaging the cost of that Offered Share with the adjusted cost base of all other Common Shares held as capital property at that time by the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading "Taxation of Capital Gains and Losses".

Taxation of Capital Gains and Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Resident Holder must be included in the Resident Holder's income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss incurred by a Resident Holder (an "allowable capital loss") must generally be deducted from taxable capital gains realized by the Resident Holder in the taxation year in which the disposition occurs. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in the three preceding taxation years or carried forward and deducted in any subsequent year against taxable capital gains realized in such years, in the circumstances and to the extent provided in the Tax Act.

A capital loss realized on the disposition of an Offered Share by a Resident Holder that is a corporation may in certain circumstances be reduced by the amount of dividends which have been previously received or deemed to have been received by the Resident Holder on the Offered Share. Similar rules may apply where a corporation is, directly or indirectly through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Offered Shares. A Resident Holder to which these rules may be relevant is urged to consult its own tax advisor.

Additional Refundable Tax

A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" or is at any time in the relevant taxation year a "substantive CCPC" (each defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its "aggregate investment income" (as defined in the Tax Act) for the year, which is defined to include amounts in respect of dividends or deemed dividends that are not deductible in computing the Resident Holder's taxable income and taxable capital gains.

Alternative Minimum Tax

Capital gains realized and dividends received or deemed to be received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

Non-Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is neither resident nor deemed to be resident in Canada and does not use or hold, and will not be deemed to use or hold, Offered Shares in a business carried on in Canada (each, a "Non-Resident Holder"). The term "U.S. Holder," for the purposes of this summary, means a Non-Resident Holder who, for purposes of the Canada-U.S. Tax Convention, is at all relevant times a resident of the United States and is a "qualifying person" within the meaning of the Canada-U.S. Tax Convention eligible for the full benefits of the Canada-U.S. Tax Convention. In some circumstances, persons deriving amounts through fiscally transparent entities (including limited liability companies) may be entitled to benefits under the Canada-U.S. Tax Convention. U.S. Holders are urged to consult their own tax advisors to determine their entitlement to benefits under the Canada-U.S. Tax Convention and related compliance requirements based on their particular circumstances.

Special considerations, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere or an authorized foreign bank (as defined in the Tax Act). Such Non-Resident Holders should consult their own advisors.

Taxation of Dividends

Subject to an applicable tax treaty or convention, dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on the Offered Shares will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend. Such rate is generally reduced under the Canada-U.S. Tax Convention to 15% if the beneficial owner of such dividend is a U.S. Holder. The rate of withholding tax is generally further reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company. The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the "MLI") of which Canada is a signatory, affects many of Canada's tax treaties (but not the Canada-U.S. Tax Convention), including the ability to claim benefits thereunder. Non-Resident Holders should consult their own tax advisors to determine their entitlement to benefits under any applicable tax treaty or convention based on their particular circumstances.

Disposition of Offered Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of Offered Shares, unless the Offered Shares constitute "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition and are not "treaty-protected property" (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition.

Generally, as long as the Offered Shares are listed on a designated stock exchange (which currently includes the TSX) at the time of their disposition by a Non-Resident Holder, the Offered Shares will not constitute taxable Canadian property of such Non-Resident Holder unless, at any time during the 60-month period immediately preceding the disposition, the following two conditions are met concurrently: (i) the Non-Resident Holder, persons with which the Non-Resident Holder does not deal at arm's length, partnerships whose members include, either directly or indirectly through one or more partnerships, the Non-Resident Holder and/or persons which do not deal at arm's length with the Non-Resident Holder, or any combination of the foregoing, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company; and (ii) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, "Canadian resource properties", "timber resource properties" (each as defined in the Tax Act), and options in respect of or interests in, or for civil law rights in, any such property (whether or not such property exists).  Notwithstanding the foregoing, Offered Shares may also be deemed to be "taxable Canadian property" of a Non-Resident Holder in other circumstances under the Tax Act.

The Offered Shares of a U.S. Holder will generally constitute "treaty-protected property" for purposes of the Tax Act unless the value of the Offered Shares is derived principally from real property situated in Canada. For this purpose, "real property" has the meaning that term has under the laws of Canada and includes any option or similar right in respect thereof and in any case, includes usufruct of real property, rights to explore for or to exploit mineral deposits, sources and other natural resources and rights to amounts computed by reference to the amount or value of production from such resources.

If Offered Shares are taxable Canadian property of a Non-Resident Holder and are not treaty-protected property of the Non-Resident Holder at the time of their disposition (including as a result of the application of the MLI), the consequences above under "Residents of Canada - Disposition of Offered Shares" and "Residents of Canada - Taxation of Capital Gains and Losses" will generally apply.

Non-Resident Holders whose Offered Shares may constitute taxable Canadian property should consult their own advisors.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

Subject to the limitations and qualifications stated herein, this discussion sets forth material U.S. federal income tax considerations relating to the acquisition, ownership and disposition by U.S. Holders (as hereinafter defined) of the Offered Shares. The discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, U.S. Treasury Department ("U.S. Treasury") regulations ("U.S. Treasury Regulations") thereunder (whether final, temporary or proposed), published rulings and court decisions, and the Canada-U.S. Tax Convention, all as currently in effect and all subject to change at any time, possibly with retroactive effect. This summary applies only to U.S. Holders. This discussion of a U.S. Holder's tax consequences addresses only those persons that acquire Offered Shares in the Offering pursuant to this Prospectus Supplement and that hold those Offered Shares as capital assets (generally, property held for investment). This summary also does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis, or the tax consequences of transactions effected prior, following, or concurrently with, the acquisition of any Offered Shares. We have not and will not seek any rulings from the Internal Revenue Service ("IRS") regarding the matters discussed below, and there can be no assurance that the IRS will not take positions concerning the tax consequences of the acquisition, ownership or disposition of Offered Shares that are different from those discussed below.

This summary provides only a general discussion and is not a complete analysis of all potential tax consequences arising from an investment in the Offered Shares. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder's particular circumstances, including non-U.S. tax consequences, state and local tax consequences, estate and gift tax consequences, alternative minimum tax consequences, and tax consequences applicable to U.S. Holders subject to special rules, such as:

  banks, insurance companies, and certain other financial institutions;

  U.S. expatriates and certain former citizens or long-term residents of the United States;

  persons holding Offered Shares as part of a hedging transaction, "straddle," wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to Offered Shares;

  persons whose "functional currency" for U.S. federal income tax purposes is not the U.S. dollar;

  brokers, dealers or traders in securities, commodities or currencies;

  tax-exempt entities, qualified retirement plans, individual retirement accounts, other tax-deferred accounts or government organizations;

  S corporations, partnerships, or other entities or arrangements classified as partnerships or otherwise treated as pass-through entities for U.S. federal income tax purposes;

  regulated investment companies or real estate investment trusts;

  persons who acquired the Offered Shares pursuant to the exercise of any employee stock option or otherwise as compensation;

  persons required to accelerate the recognition of any item of gross income with respect to the Offered Shares as a result of such income being recognized on an applicable financial statement;

  persons holding the Offered Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; and

  persons who own (directly, indirectly or through attribution) 10% or more (either by vote or value) of our outstanding Common Shares.

If an entity or arrangement that is classified as a pass-through entity for U.S. federal income tax purposes (including an entity classified as a partnership or an S corporation for U.S. federal income tax purposes) holds Offered Shares, the U.S. federal income tax treatment of an owner of such entity will generally depend on the status of the owner and the activities of the entity. Any entity treated as a pass-through entity and any owners of such entities are encouraged to consult their own tax advisors as to the particular U.S. federal income tax consequences of acquiring, holding and disposing of Offered Shares.

For the purposes of this summary, a "U.S. Holder" is a person who, for U.S. federal income tax purposes, is a beneficial owner of Offered Shares and is:

  an individual who is a citizen or resident of the United States;

  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  a trust if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect to be treated as a U.S. person under applicable U.S. Treasury Regulations.

PERSONS CONSIDERING AN INVESTMENT IN OFFERED SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE OFFERED SHARES, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS.

Passive Foreign Investment Company Rules

If we are classified as a PFIC in any taxable year, a U.S. Holder will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. corporation that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either:

  at least 75% of its gross income is passive income (such as interest income); or

  at least 50% of its gross assets (determined on the basis of a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation, the equity of which we own, directly or indirectly, 25% or more (by value). We will also be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any partnership, the equity of which we own, directly or indirectly, 25% or more by value (a "look-through partnership"). In addition, if we own, directly or indirectly, less than 25% (by value) of the equity of an entity classified as a partnership for U.S. federal income tax purposes, our proportionate share of the income of the partnership will be treated as passive income, and the partnership interest will be treated as a passive asset, except that, in the event that we satisfy an "active partner test", we may treat less-than-25% owned partnerships as look-through partnerships, unless we elect otherwise.

The determination of PFIC status is inherently factual, may be subject to uncertainties, and can be determined only annually after the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. There can be no assurance that the Company will or will not be determined to be a PFIC for a prior, current or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or will be requested. U.S. Holders should consult their own tax advisors regarding the PFIC status of the Company.

If we are classified as a PFIC in any year that a U.S. Holder owns any Offered Shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all future years during which the U.S. Holder owns any Offered Shares, regardless of whether we continue to meet the tests described above unless (i) we cease to be a PFIC and the U.S. Holder has made a "deemed sale" election under the PFIC rules  (a "Deemed Sale Election") or (ii) the U.S. Holder either (x) makes a Qualified Electing Fund Election (a "QEF Election") for all taxable years during such U.S. Holder's holding period in which we are a PFIC, or (y) our Offered Shares qualify as "marketable" and the U.S. Holder makes a "mark-to-market" election for all taxable years during such U.S. Holder's holding period in which we are a PFIC (a U.S. Holder who does not make either election described in this clause (ii), a "Non-Electing U.S. Holder"). A U.S. Holder may elect to restart the U.S. Holder's holding period for purposes of making a QEF Election for all taxable years during such U.S. Holder's holding period (as described in subclause (x) of clause (ii), above) by electing to recognize gain with respect to the Offered Shares owned by the U.S. Holder at the beginning of the first taxable year of the PFIC as a QEF as if the U.S. Holder's Offered Shares were sold for an amount equal to their then fair market value, in which event any such gain will be subject to the "excess distribution" rules described below.

If a Deemed  Sale Election is made, a U.S. Holder will be deemed to have sold such U.S. Holder's Common Shares at their fair market value and any gain from such deemed sale would be subject to the "excess distribution" rules described below. After a Deemed Sale Election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder's Offered Shares with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not again be subject to the rules described below with respect to any "excess distribution" the U.S. Holder receives from us or any gain from an actual sale or other disposition of the Offered Shares. U.S. Holders should consult their tax advisors as to the availability and consequences of making a Deemed Sale Election if such election becomes available.

For each taxable year we are treated as a PFIC, a Non-Electing U.S. Holder will be subject to special tax rules for any "excess distribution" such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (including, under certain circumstances, a pledge) of Offered Shares. Absent the making of a QEF Election or a mark-to-market election, distributions received by a Non-Electing U.S. Holder in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder's holding period for the Offered Shares will be treated as an excess distribution. Under these special tax rules:

  the excess distribution or gain will be allocated ratably over a U.S. Holder's holding period for the Offered Shares;

  the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

  the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Offered Shares cannot be treated as capital, even if a U.S. Holder holds the Offered Shares as capital assets. Special rules will limit the foreign tax credits that a U.S. Holder may claim on distributions received from us if we are a PFIC.

In addition, if we are a PFIC, a U.S. Holder (including a U.S. Holder that is not a Non-Electing U.S. Holder) will generally be subject to similar rules with respect to distributions that we receive from, and our dispositions of the stock of, any of our direct or indirect subsidiaries that are also PFICs (any such subsidiary, a "lower-tier PFIC"), as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to our subsidiaries.

If a U.S. Holder makes an effective QEF Election, the U.S. Holder will be required to include in gross income each year, whether or not we make distributions, as long-term capital gains, such U.S. Holder's pro rata share of our net capital gains and, as ordinary income, such U.S. Holder's pro rata share of our earnings in excess of our net capital gains. Currently, we do not expect to provide the information necessary for U.S. Holders to make a QEF Election if we determine that we are a PFIC. Thus, prospective investors should assume that a QEF Election will not be available.

Certain adverse rules will apply to a U.S. Holder if we are a PFIC whether or not the U.S. Holder makes a QEF Election.  For example, a U.S. Holder that pledges Offered Shares as security for a loan will be treated as making a taxable disposition of the Offered Shares if we are a PFIC, except as may be provided in U.S. Treasury Regulations.  In addition, a U.S. Holder who acquires Offered Shares from a decedent will not receive an increase in tax basis of the Offered Shares if we are a PFIC. Under proposed U.S. Treasury Regulations, which if finalized as proposed would be retroactively effective, a U.S. Holder that has not made a timely QEF election would be required to recognize gain (but could not recognize loss) on certain transfers of Offered Shares that would otherwise be tax-deferred, such as exchanges pursuant to corporate reorganizations or gifts.

U.S. Holders may make a mark-to-market election with respect to the Offered Shares if we are a PFIC in order to avoid the tax rules applicable to excess distributions made by a PFIC, provided that the Offered Shares are "marketable." Offered Shares will be marketable if they are "regularly traded" on certain U.S. stock exchanges or on a foreign stock exchange that meets certain conditions. For these purposes, the Offered Shares will be considered regularly traded in any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades, the principal purpose of which is to meet this requirement, will be disregarded. The Offered Shares are listed on the NYSE American, which is a qualified exchange for these purposes. Consequently, if the Offered Shares remain listed on the NYSE American and are regularly traded, we expect that the mark-to-market election would be available to U.S. Holders if we are a PFIC. Each U.S. Holder should consult its own tax advisor as to whether a mark-to-market election is available or advisable with respect to the Offered Shares.

A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year that the Company is a PFIC an amount equal to the excess, if any, of the fair market value of the Offered Shares at the close of the taxable year over the U.S. Holder's adjusted tax basis in the Offered Shares. An electing U.S. Holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder's adjusted basis in the Offered Shares over the fair market value of the Offered Shares at the close of the taxable year, but this deduction is allowable only to the extent of any net aggregate mark-to-market gains for prior years. Gains from an actual sale or other disposition of the Offered Shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the shares will be treated as an ordinary loss to the extent of any net aggregate mark-to-market gains for prior years. Any loss in excess thereof will be taxed as a capital loss, and capital losses are subject to significant limitations under the Code. Once made, the election cannot be revoked without the consent of the IRS unless the Offered Shares cease to be marketable.

However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves "marketable." As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to the Offered Shares, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to the U.S. Holder's indirect interest in any of our investments that are treated as an equity interest in a PFIC. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the tax consequences of the alternative treatments would be in their particular circumstances.

A U.S. Holder that owns shares in a PFIC during any taxable year of the U.S. Holder may have to ﬁle an IRS Form 8621 (whether or not a QEF Election or mark-to-market election is made) and such other information as may be required by the U.S. Treasury. Failure to do so, if required, will extend the statute of limitations until three years after such required information is furnished to the IRS. Each U.S. Holder should consult its own tax advisor regarding the requirements of filing such information returns under these rules.

WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT OF OUR PFIC STATUS ON YOUR INVESTMENT IN THE OFFERED SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN THE OFFERED SHARES.

Cash Dividends and Other Distributions

Subject to the discussion under the heading "Passive Foreign Investment Company Rules" above, to the extent there are any distributions (including constructive distributions) made with respect to the Offered Shares, a U.S. Holder generally will be required to include such distributions in its gross income (including the amount of Canadian taxes withheld, if any) as dividend income, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed using U.S. federal income tax principles). The amount of the distribution in excess of our current or accumulated earnings and profits is treated first as a non-taxable return of capital to the extent of the U.S. Holder's adjusted tax basis in its Offered Shares and, thereafter, as capital gain recognized on a sale or exchange on the day actually or constructively received by the U.S. Holder (as described below under the heading "Sale or Disposition of Offered Shares"). There can be no assurance that we will maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders should therefore assume that any distribution with respect to the Offered Shares will constitute dividend income. Dividends paid on the Offered Shares will not be eligible for the dividends received deduction allowed for distributions from U.S. corporations.

Dividends paid to a non-corporate U.S. Holder by a "qualified foreign corporation" may be classified as "qualified dividends" which are subject to reduced rates of taxation if certain holding period and other requirements are met. A qualified foreign corporation generally includes a foreign corporation if (i) the stock with respect to which the dividends are paid is readily tradable on an established securities market in the United States or it is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information provision and that the U.S. Treasury has determined is satisfactory for these purposes and (ii) it is not a PFIC (as discussed above) for either the taxable year in which the dividend is paid or the preceding taxable year. The Offered Shares are readily tradable on an established securities market, the NYSE American. We may also be eligible for the benefits of the Canada-U.S. Tax Convention. Accordingly, subject to the PFIC rules discussed above, if we are not a PFIC for the year we pay a dividend or the preceding year, we expect that a non-corporate U.S. Holder should qualify for the reduced tax rate on dividends so long as the applicable holding period requirements are met. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances.

Distributions paid in a currency other than U.S. dollars will be included in a U.S. Holder's gross income in a U.S. dollar amount based on the spot exchange rate in effect on the date of actual or constructive receipt, whether or not the payment is converted into U.S. dollars at that time. The U.S. Holder will have a tax basis in such currency equal to such U.S. dollar amount, and any gain or loss recognized upon a subsequent sale or conversion of the foreign currency for a different U.S. dollar amount will generally be U.S. source ordinary income or loss.

If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

If a U.S. Holder is subject to Canadian withholding taxes (at the rate applicable to such U.S. Holder) with respect to dividends paid on the Offered Shares, such U.S. Holder may be entitled to receive either a deduction or a foreign tax credit for such Canadian taxes paid. Complex limitations apply to the foreign tax credit. Dividends paid by us generally will constitute foreign source income and generally will be categorized as "passive category income" or in certain circumstances "general category income." Because the foreign tax credit rules are complex, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Sale or Disposition of Offered Shares

Subject to the discussion under the heading "Passive Foreign Investment Company Rules" above, a U.S. Holder generally will recognize gain or loss on the taxable sale or exchange of the Offered Shares in an amount equal to the difference between the U.S. dollar amount realized on such sale or exchange (determined in the case of the Offered Shares sold or exchanged for currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the Offered Shares sold or exchanged are traded on an established securities market and the U.S. Holder is a cash-basis taxpayer or an electing accrual-basis taxpayer that makes a special election to apply the cash-basis rules, which election must be applied consistently from year to year and cannot be changed without the consent of the IRS, the spot exchange rate in effect on the settlement date) and the U.S. Holder's adjusted tax basis in the Offered Shares determined in U.S. dollars. The initial tax basis of the Offered Shares to a U.S. Holder will be the U.S. Holder's U.S. dollar purchase price for the Offered Shares (determined by reference to the spot exchange rate in effect on the date of the purchase, or if the Offered Shares purchased are traded on an established securities market and the U.S. Holder is a cash-basis taxpayer or an electing accrual-basis taxpayer as described in the preceding sentence,  which election must be applied consistently from year to year and cannot be changed without the consent of the IRS, the spot exchange rate in effect on the settlement date). An accrual-basis U.S. Holder that does not make the special election to apply the cash-basis rules will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the sale date and the settlement date, and such exchange gain or loss generally will constitute ordinary income or loss.

Subject to the discussion under the heading "Passive Foreign Investment Company Rules" above, such gain or loss will be capital gain or loss and will be long-term gain or loss if the Offered Shares have been held for more than one year. Under current law, long-term capital gains of non-corporate U.S. Holders generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations under the Code. Capital gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders are encouraged to consult their own tax advisors regarding the availability of the U.S. foreign tax credit in their particular circumstances.

Medicare Contribution Tax

Certain U.S. Holders that are individuals, estates or certain trusts, and whose incomes exceed certain thresholds, must pay a 3.8% tax, or Medicare surtax, on their "net investment income." Net investment income generally includes, among other things, dividend income and net gains from the disposition of stock. A U.S. Holder that is an individual, estate or trust should consult its own tax advisor regarding the applicability of the Medicare contribution tax to its income and gains in respect of its investment in the Offered Shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding on a duly executed IRS Form W-9 or otherwise establishes an exemption.  The backup withholding tax rate is currently 24%.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Certain Reporting Requirements

U.S. Holders paying more than $100,000 for the Offered Shares generally may be required to file IRS Form 926 reporting the payment of the offer price for the Offered Shares. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and, under regulations, certain entities) may be required to report information relating to the Offered Shares, subject to certain exceptions (including an exception for Offered Shares held in accounts maintained by certain U.S. financial institutions), by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax returns. Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if a U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of the U.S. Holder to which the information relates may not close until three years after such information is filed.

The discussion of reporting obligations set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to U.S. Holders. A failure to satisfy certain reporting obligations may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting obligations. U.S. Holders should consult their own tax advisors regarding their reporting obligations with respect to their acquisition, ownership and disposition of Offered Shares and the application of the U.S. information reporting and withholding rules.

PLAN OF DISTRIBUTION (CONFLICT OF INTEREST)

The Offered Shares will be offered concurrently in the United States and in each of the provinces and territories of Canada, except Québec and Nunavut, and, subject to applicable law and the Underwriting Agreement, certain jurisdictions outside of Canada and the United States through the Underwriters either directly or indirectly through their respective Canadian or U.S. broker-dealer affiliates and agents in accordance with the Underwriting Agreement. Pursuant to the Underwriting Agreement, the Company has agreed to issue and sell and the Underwriters have severally (and not jointly or jointly and severally) agreed to purchase, as principals, subject to compliance with all necessary legal requirements and the terms and conditions contained in the Underwriting Agreement, a total of 37,100,000 Offered Shares at the Offering Price of US$4.05 per Offered Share, payable in cash to the Company against delivery of such Offered Shares on the Closing Date.

The obligations of the Underwriters under the Underwriting Agreement are several, and not joint nor joint and several, and may be terminated at their discretion upon the occurrence of certain events specified in the Underwriting Agreement including standard “disaster out”, “regulatory out”, “material change out”, “breach out” and other rights of termination.

The Underwriters are obligated to take up and pay for all the Offered Shares offered by this Prospectus Supplement (not including the Over-Allotment Shares issuable upon exercise of the Over-Allotment Option) if any are purchased under the Underwriting Agreement, subject to certain exceptions. The Offering Price was determined by arm’s length negotiation between the Company and the Co-Lead Underwriters, on its own behalf and on behalf of the other Underwriters.

In consideration for their services in connection with the Offering, the Underwriters will be paid the Underwriters’ Fee equal to 4.5% of the gross proceeds of the Offering (or US$0.18225 per Offered Share), for an aggregate fee payable by the Company of US$6,761,475, exclusive of the Over-Allotment Shares. Taseko has also agreed in the Underwriting Agreement to reimburse the Underwriters for their legal fees and certain other expenses in connection with the Offering.

Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to the Underwriters, and each Underwriter has severally agreed to purchase, at the Offering Price less the Underwriters’ Fee, the number of Offered Shares listed next to its name in the following table:

Number of Offered Shares
BMO Nesbitt Burns Inc.	12,688,200
Canaccord Genuity Corp.	12,688,200
National Bank Financial Inc.	7,816,970
TD Securities Inc.	3,906,630
Total	37,100,000

Pursuant to the Underwriting Agreement, Taseko has granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part at any time up to 30 calendar days after the Closing Date, to purchase up to an additional 5,565,000 Common Shares, representing 15% of the base number of Offered Shares, at the Offering Price to cover over-allocations, if any, and for market stabilization purposes, on the same terms and conditions as apply to the purchase of Offered Shares thereunder. The Over-Allotment Option will be exercisable in whole or in part, upon notice by the Underwriters, at any time on or before the 30th calendar day after the Closing Date.

This prospectus qualifies for distribution the Offered Shares including the issuance of the Over-Allotment Shares pursuant to the exercise of the Over-Allotment Option. A purchaser who acquires Over-Allotment Shares forming part of the Underwriters’ over-allocation position acquires those Over-Allotment Shares under the Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

Pursuant to policies of certain Canadian securities regulatory authorities, the Underwriters may not, throughout the period of distribution under the Offering, bid for or purchase Common Shares for their own accounts or for accounts over which they exercise control or direction. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under Universal Market Integrity Rules for Canadian marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities, and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution.  Subject to the foregoing, the Underwriters may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market.  These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of preventing or mitigating a decline in the market price of the Common Shares, and may cause the price of the Offered Shares to be higher than would otherwise exist in the open market absent such stabilizing activities.  As a result, the price of the Offered Shares may be higher than the price that might otherwise exist in the open market.  Such transactions, if commenced, may be discontinued at any time. The Underwriters may carry out these transactions on the TSX and the NYSE American, in the over-the-counter market or otherwise.

The Underwriters initially propose to offer the Offered Shares at the Offering Price. After a reasonable effort has been made to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the Offering Price to investors from time to time in order to sell any of the Offered Shares remaining unsold and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares is less than the gross price paid by the Underwriters to the Company.  Any such reduction will not affect the proceeds received by the Company.

The Company understands that certain directors and officers of the Company may purchase Offered Shares under the Offering.

The Company has agreed, pursuant to the Underwriting Agreement, to indemnify the Underwriters and their respective affiliates and their respective directors, officers, employees, shareholders and agents and each other person, if any, controlling any of the Underwriters or their affiliates and against certain liabilities, including liabilities under Canadian and U.S. securities legislation in certain circumstances or to contribute to payments the Underwriters may have to make because of such liabilities.

The Company has agreed in the Underwriting Agreement that it shall not issue, negotiate or enter into any agreement to sell or issue, or announce the issue of, any equity securities of the Company other than: (i) pursuant to the grant of options or other equity-based awards (including PSUs, RSUs and DSUs) pursuant to any equity compensation plan in effect as of the date of the Underwriting Agreement and which is disclosed in this Prospectus or the Base Prospectus; or (ii) the issuance of Common Shares upon the exercise or conversion of any options or warrants or other convertible securities outstanding as of the date of the Underwriting Agreement, for a period of 90 days from the Closing Date, without the prior written consent of the Co-Lead Underwriters, on behalf of the Underwriters, such consent to not be unreasonably withheld or delayed.

The Company has agreed to cause each director and officer of the Company to enter into lock-up agreements in favour of the Underwriters evidencing their agreement not to, directly or indirectly offer, sell or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to do any of the foregoing, any Common Shares or securities exchangeable or convertible into Common Shares, directly or indirectly or under their control or direction, other than securities sold to satisfy the exercise price or tax obligations on the exercise of convertible securities of the Company held by such person, for a period of 90 days following the Closing Date, without the prior written consent of the Co-Lead Underwriters, on behalf of the Underwriters, such consent to not be unreasonably withheld or delayed.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.  The Offered Shares will be issued in registered form to CDS or its nominee and the Common Shares will be deposited with CDS on the Closing Date. A purchaser of Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS participant through which the Offered Shares are purchased.

The Company expects that delivery of the Offered Shares will be made against payment therefor on the Closing Date, which is longer than a T+1 settlement cycle. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle within one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade Offered Shares distributed under this Prospectus prior to the Closing Date may be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Investors who wish to trade Offered Shares distributed under this Prospectus prior to the Closing Date should consult their own advisors.

The total expenses related to the Offering payable by the Company, excluding the Underwriters’ Fees payable under the Underwriting Agreement, are estimated to be approximately US$800,000 (including listing fees, legal fees and reimbursement of the Underwriters’ expenses).

Each of the Underwriters and/or their respective affiliates have in the past provided and may in the future provide various investment banking, commercial banking and other financial services for the Company and its affiliates, for which services they have received and may in the future receive customary fees.

Taseko has applied to list the Offered Shares distributed hereunder on the TSX and NYSE American. Listing will be subject to Taseko fulfilling all listing requirements of the TSX and NYSE American. The Offered Shares will also be admitted to trading on the LSE.

Other than in Canada and the United States, no action has been taken by the Company that would permit a public offering of the Offered Shares in any jurisdiction outside Canada or the United States where action for that purpose is required. The Offered Shares may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any such Offered Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any Offered Shares in any jurisdiction in which such an offer or a solicitation is unlawful.

Conflict of Interest

An affiliate of NBF, NBC, is the lender to the Company under the Credit Facility. Consequently, the Company may be considered to be a "connected issuer", as defined in National Instrument 33-105 -Underwriting Conflicts of the Underwriter, to NBF under applicable securities laws in certain Canadian provinces and territories.

The Company entered into a credit agreement dated October 4, 2021 with certain lenders (including NBC) and NBC as agent for the Credit Facility. On November 6, 2024, the Company entered into an agreement to extend the maturity date of the Credit Facility from July to November 2027. In addition to the extension of the Credit Facility, the lenders agreed to an accordion feature, which allows the amount of the Credit Facility to be increased by US$30 million, for a total of US$110 million, subject to credit approval and other conditions. Amounts outstanding under the Credit Facility bear interest at SOFR plus a margin of 4%, and undrawn amounts are subject to a standby fee of 1%.

As at June 30, 2025, the Company had drawn US$55 million of the US$110 million available under the Credit Facility. As of the date of this Prospectus Supplement, the Company is in compliance with all material terms of the agreements governing the Credit Facility and NBC has not waived any breach by the Company thereunder since the execution of the Credit Facility.  Since June 30, 2025, the Company has drawn an additional US$20 million on the Credit Facility. There has been no material change to the value of the security granted for the Credit Facility.

The decision to distribute the Offered Shares offered hereunder and the determination of the terms of the distribution were made through arm’s length negotiations between the Company and the Underwriters. NBC did not have any involvement in such decision or determination. As a consequence of the Offering, NBF will receive the Commission in accordance with the terms of the Underwriting Agreement. In addition, the Company intends to allocate approximately US$75 million from the proceeds of the Offering to repay amounts presently drawn on the Credit Facility. After such repayment, the entire amount of the Credit Facility will remain available for draw down until its maturity in 2027.

As described above, an affiliate of NBF, an Underwriter of this Offering, NBC, will receive 5% or more of the net proceeds of this Offering in connection with the repayment of the Credit Facility. See “Use of Proceeds”. Accordingly, this Offering is being made in compliance with the requirements of FINRA Rule 5121, as administered by the Financial Industry Regulatory Authority Inc. (“FINRA”). Pursuant to Rule 5121, NBF will not confirm sales of the Offered Shares to any account over which it exercises discretionary authority without the prior written approval of the customer. A “qualified independent underwriter” is not required to participate in this Offering because the Common Shares have a “bona fide public market”, as defined by FINRA Rules.

AGENT FOR SERVICE OF PROCESS

Peter Mitchell and Rita Maguire, directors of the Company, reside outside of Canada and have each appointed the following agent for service of process in Canada:

Name of Person	Name and Address of Agent
Peter Mitchell, Director	McMillan LLP
Rita Maguire, Director	Suite 1500 - 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or that resides outside of Canada, even if the party has appointed an agent for service of process.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Company by McMillan LLP with respect to matters of Canadian and U.S. law, and Davis Graham & Stubbs LLP, with respect to matters of U.S. tax law, and on behalf of the Underwriters by Borden Ladner Gervais LLP, with respect to matters of Canadian law, and Skadden, Arps, Slate, Meagher & Flom LLP, with respect to matters of U.S. law. As of the date of this Prospectus Supplement, the partners and associates of McMillan LLP and Borden Ladner Gervais LLP beneficially own, directly or indirectly, in the aggregate less than 1% of the issued and outstanding Common Shares.

INTERESTS OF EXPERTS

Except as provided below, the information regarding certain experts is contained in the Prospectus under "Legal Matters and Interest of Experts" and remains current as of the date hereof. The following are the names of each person or company who has prepared or certified a report, valuation, statement or opinion in this Prospectus Supplement since the date of the Prospectus, either directly or in a document incorporated by reference, and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company:

  Richard Weymark, P. Eng., MBA, Vice President Engineering of the Company, Jeremy Guichon, P.Eng. Director, Mine Engineering of the Company and Adil Cheema, P.Eng., Director, Process Engineering of the Company, prepared the 2025 Yellowhead Copper Project Technical Report and reviewed the summary thereof in the Prospectus; and

  McMillan LLP, Canadian legal counsel to the Company.

Based on information provided by the relevant persons, and except as otherwise disclosed in this Prospectus Supplement, none of the persons or companies referred to above or in the Prospectus has received or will receive any direct or indirect interests in the Company's property or the property of an associated party or an affiliate of the Company. The Company understands that, after reasonable inquiry and as at the date hereof, the experts listed in the Prospectus as a group, beneficially own, directly or indirectly, less than one percent of the outstanding Common Shares.

INDEPENDENT AUDITORS

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Professional Accountants, of Vancouver, British Columbia. PricewaterhouseCoopers LLP has confirmed that is independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, including the CPABC Code of Professional Conduct and any applicable legislation or regulations, as well as the rules of the SEC and the PCAOB on auditor independence.

KPMG LLP were the auditors for the Company up until March 14, 2025. For the period of their reports and up to the date of the cessation of their auditor appointment on March 14, 2025, KPMG LLP have confirmed that they were independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and also that they were independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

TRANSFER AGENT AND REGISTRAR

The Company's transfer agent and registrar is Computershare Investor Services Inc., located at 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is a corporation existing under the Business Corporations Act (British Columbia).  All but two of our directors, all of our officers, and all of the experts named in the Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a majority of our assets, are located outside the United States.  We have appointed an agent for service of process in the United States, but it may be difficult for holders of the Offered Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States.  It may also be difficult for holders of the Offered Shares who reside in the United States to realize upon judgments of courts of the United States predicated upon the Company's civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

We have been advised by our Canadian legal counsel, McMillan LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes.  We have also been advised by McMillan LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We have filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed our subsidiary Florence Copper LLC as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of, related to, or concerning the offering of the Offered Shares under this Prospectus Supplement.

This short form prospectus is a base shelf prospectus that has been filed under legislation in all the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission of that information from this prospectus. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities. This short form base shelf prospectus has been filed in reliance on an exemption from the preliminary base shelf prospectus requirement for a well-known seasoned issuer.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.  This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from Taseko Mines Limited, 12th Floor, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1 (Telephone 778-373-4533) (Attn: the Corporate Secretary), and are also available electronically at www.sedarplus.ca.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	June 30, 2025

Common Shares
Warrants
Subscription Receipts
Debt Securities

Units

This short form base shelf prospectus (the "Prospectus") relates to the offering for sale of common shares (the "Common Shares"), warrants (the "Warrants"), subscription receipts (the "Subscription Receipts"), debt securities (the "Debt Securities"), or any combination of such securities (the "Units") (all of the foregoing, collectively, the "Securities") by Taseko Mines Limited (the "Company" or "Taseko") from time to time, during the 25-month period that the Prospectus, including any amendments hereto, remains effective, in one or more series or issuances. The Securities may be offered in amounts at prices to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement (a "Prospectus Supplement").  In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company.  The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

We may effect sales of the Common Shares from time to time in one or more transactions at non-fixed prices pursuant to transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions, including sales made directly on the TSX or NYSE American or other existing trading markets for the Common Shares, and as set forth in a Prospectus Supplement for such purpose. No underwriter or dealer involved in an "at-the-market distribution" under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares. See "Plan of Distribution".

As of the date hereof, the Company has determined that it qualifies as a “well-known seasoned issuer”, as such term is defined under the WKSI Blanket Orders (defined herein). See “Well-Known Seasoned Issuer”. The Company’s outstanding Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the trading symbol “TKO”, on the NYSE American (the “NYSE American”) under the trading symbol “TGB”, and on the London Stock Exchange (the “LSE”) under the trading symbol “TKO”.  The closing price of the Company’s Common Shares on the TSX, NYSE American, and the LSE on June 27, 2025, being the trading session on the last trading day before the date of the Prospectus, was $4.21 per Common Share, US$3.05 per Common Share and GB£2.20 per Common Share, respectively.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (the "MJDS"), to prepare this Prospectus in accordance with Canadian disclosure requirements.  Prospective investors should be aware that such requirements are different from those of the United States.  Annual financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and may not be comparable to financial statements of United States companies. Interim financial statements included or incorporated by reference herein have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34") as issued by the IASB. Our annual financial statements are subject to audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and our auditor is subject to both Canadian auditor independence standards and the auditor independence standards of the PCAOB and the United States Securities and Exchange Commission ("SEC").

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the majority of its officers and directors are residents of Canada, that all of the experts named in the registration statement are not residents of the United States, and that a substantial portion of the assets of the Company and said persons are located outside the United States.

Investing in Securities of the Company involves a high degree of risk.  You should carefully review the risks outlined in this Prospectus (together with any Prospectus Supplement) and in the documents incorporated by reference in this Prospectus and any Prospectus Supplement and consider such risks in connection with an investment in such Securities.  See "RISK FACTORS".

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada.  Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.  Prospective investors should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR HAS THE SEC PASSED UPON THE ACCURACY OR THE ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

All information permitted under applicable securities legislation to be omitted from the Prospectus will be contained in one or more Prospectus Supplement(s) that will be delivered to purchasers together with the Prospectus.  Each Prospectus Supplement will be incorporated by reference into the Prospectus for the purposes of applicable securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.  Investors should read the Prospectus and any applicable Prospectus Supplement carefully before investing in the Company's Securities.

The specific terms of the Securities with respect to a particular offering will be set out in one or more Prospectus Supplements and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price and any other specific terms; (ii) in the case of Warrants, the number of Warrants offered, the offering price, the designation, number and terms of the Common Shares issuable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; (iii) in the case of Subscription Receipts, the number of Subscription Receipts offered, the offering price, the procedures for the exchange of the Subscription Receipts for Common Shares or Warrants, as the case may be, and any other specific terms; (iv) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption, any exchange or conversion terms, whether the debt is senior, senior subordinated or subordinated, whether the debt is secured or unsecured and any other terms specific to the Debt Securities being offered; and (v) in the case of Units, the designation, number and terms of the Common Shares, Warrants, Subscription Receipts or Debt Securities comprising the Units.  Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

In addition, the Debt Securities that may be offered may be guaranteed by certain direct and indirect subsidiaries of Taseko with respect to the payment of the principal, premium, if any, and interest on the Debt Securities.  The Company expects that any guarantee provided in respect of senior Debt Securities would constitute a senior and unsecured obligation of the applicable guarantor.  For a more detailed description of the Debt Securities that may be offered, see "Description of Securities - Debt Securities - Guarantees", below.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in such jurisdictions.  We may offer and sell Securities to, or through, underwriters or dealers, directly to one or more other purchasers, or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities will set forth the names of any underwriters, dealers or agents involved in the offering and sale of the Securities and will set forth the terms of the offering of the Securities, the initial issue price (in the event that the offering is a fixed price distribution), the method of distribution of the Securities, including, to the extent applicable, the proceeds to us and any fees, discounts, concessions or other compensation payable to the underwriters, dealers or agents, and any other material terms of the plan of distribution.  If offered on a varying price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to such prevailing market prices, with or without discounts, or at negotiated prices, which prices may vary as between purchasers and during the period of distribution of the Securities. In connection with any offering of the Securities, other than an "at-the-market distribution", unless otherwise specified in a Prospectus Supplement, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market.  Such transaction, if commenced, may be interrupted or discontinued at any time.  See "Plan of Distribution".

We will file an undertaking with the applicable securities regulatory authorities that the Company will not distribute Securities that, at the time of distribution, are novel specified derivatives or asset-backed securities without pre-clearing with the applicable regulator the disclosure to be contained in the Prospectus Supplement pertaining to the distribution of such Securities.

No underwriter has been involved in the preparation of the Prospectus or performed any review of the contents of the Prospectus.

Peter Mitchell and Rita Maguire, directors of the Company, reside outside of Canada. Peter Mitchell and Rita Maguire have each appointed McMillan LLP, located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, as their agent for service of process in British Columbia.  Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any such person, even though they have appointed an agent for service of process.

Unless otherwise disclosed in any applicable Prospectus Supplement, the Debt Securities, the Warrants, the Subscription Receipts and the Units will not be listed on any securities exchange.  Unless the Securities are disclosed to be listed, there will be no market through which these Securities may be sold and purchasers may not be able to resell these Securities purchased under this Prospectus.  This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities, and the extent of issuer regulation.

You should rely only on the information contained in or incorporated by reference into this Prospectus and in any applicable Prospectus Supplement.  The Company has not authorized anyone to provide you with different information.  The Company is not making any offer of these Securities in any jurisdiction where the offer is not permitted.  You should not assume that the information contained in this Prospectus and any Prospectus Supplement is accurate as of any date other than the date on the front of those documents or that any information contained in any document incorporated by reference is accurate as of any date other than the date of that document.

Unless the context otherwise requires, references in this Prospectus and any Prospectus Supplement to "we", "our", "us", "Taseko" or the "Company" refer to Taseko Mines Limited and each of its subsidiaries.

The head office of the Company is located at 12th Floor, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1.  The registered office of the Company is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7.

v

DOCUMENTS INCORPORATED BY REFERENCE

We incorporate by reference into this Prospectus documents that we have filed with securities commissions or similar authorities in Canada, which have also been filed with, or furnished to, the SEC.  You may obtain copies of the documents incorporated herein by reference without charge from Taseko Mines Limited, 12th Floor, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1 (Telephone 778-373-4533) Attn: the Corporate Secretary.  These documents are also available electronically from the website of Canadian Securities Administrators at www.sedarplus.ca ("SEDAR+") and from the EDGAR filing website of the United States Securities Exchange Commission at www.sec.gov ("EDGAR").  The Company's filings through SEDAR+ and EDGAR are not incorporated by reference in the Prospectus except as specifically set out herein.

The following documents filed with the securities regulatory authorities in the jurisdictions in Canada in which the Company is a reporting issuer are specifically incorporated by reference into and, except where herein otherwise provided, form an integral part of this Prospectus:

  our annual information form for the year ended December 31, 2024, dated as at March 28, 2025 and filed on March 28, 2025 (the "2024 AIF");

  our audited consolidated financial statements for the years ended December 31, 2024 and 2023 together with the reports of the independent registered public accounting firm thereon, filed February 19, 2025;

  our management's discussion and analysis for the year ended December 31, 2024, filed February 19, 2025 (the "2024 Annual MD&A");

  our unaudited condensed consolidated financial statements for the three months ended March 31, 2025 and 2024, filed May 1, 2025;

  our management's discussion and analysis for the three months ended March 31, 2025 and 2024, filed May 1, 2025 (the "Interim MD&A");

  our management information circular dated April 28, 2025 distributed in connection with the annual meeting of shareholders held on June 12, 2025; and

  our material change report dated June 16, 2025 with respect to an agreement with the Tŝilhqot'in Nation and the Province of British Columbia in connection to the Company's New Prosperity mineral tenures.

In addition, we also incorporate by reference into this Prospectus all annual information forms, all information circulars, all annual and interim financial statements and management's discussion and analysis relating thereto, all material change reports (excluding confidential material change reports, if any), all business acquisition reports, all updated earnings coverage ratio information or of any other type), or any other type of document required to be incorporated by reference into a short form prospectus pursuant to National Instrument 44-101 - Short Form Prospectus Distributions that are filed by us with a securities commission or similar authority in Canada after the date of this Prospectus and prior to the termination of the offering under any Prospectus Supplement.  As discussed below, this Prospectus may expressly update or revise any document incorporated by reference and such document should be deemed so amended or updated hereby.

Furthermore, the Company may determine to incorporate into any Prospectus Supplement to this Prospectus, including any Prospectus Supplement that it files in respect of an "at-the-market" offering, any news release that the Company disseminates in respect of previously undisclosed information that, in the Company's determination, constitutes a "material fact" (as such term is defined under applicable Canadian securities laws).  In this event, the Company will identify such news release as a "designated news release" for the purposes of the Prospectus in writing on the face page of the version of such news release that the Company files on SEDAR+ (any such news release, a "Designated News Release"), and any such Designated News Release shall be deemed to be incorporated by reference into the Prospectus Supplement for the offering in respect to which the Prospectus Supplement relates. These documents will be available through the internet on SEDAR+.

To the extent that any document or information incorporated by reference into the Prospectus is included in any report on Form 6-K, Form 40-F, or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC after the date of the Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which the Prospectus forms a part.  In addition, we may incorporate by reference into the Prospectus, or the registration statement of which it forms a part, other information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), if and to the extent expressly provided therein.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded to the extent that a statement contained herein, in any Prospectus Supplement or in any other subsequently filed document that is also incorporated or is deemed to be incorporated by reference herein modifies or supersedes such statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the Prospectus.

Upon a new annual information form and related annual financial statements and management's discussion and analysis being filed by us with, and where required, accepted by, the applicable securities regulatory authority during the currency of this Prospectus, the previous annual information form, the previously filed annual and interim financial statements and related management's discussion and analysis and material change reports shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon condensed consolidated interim financial statements and the accompanying management's discussion and analysis of financial condition and results of operations being filed by us with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all condensed consolidated interim financial statements and the accompanying management's discussion and analysis of financial condition and results of operations filed prior to such new condensed consolidated interim financial statements and management's discussion and analysis of financial condition and results of operations shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by us with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

All information permitted under applicable securities legislation to be omitted from the Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with the Prospectus, except in cases where an exemption from such delivery requirements is available or has been obtained.  A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of Securities covered by that Prospectus Supplement.  Investors should read the Prospectus and any applicable Prospectus Supplement carefully before investing in the Company's Securities.

Any template version of any "marketing materials" (as such term is defined in NI 44-101) filed after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed to be incorporated by reference in such Prospectus Supplement.

FORWARD LOOKING STATEMENTS

The Prospectus, including the documents incorporated by reference, contain forward-looking statements and forward-looking information (collectively referred to as "forward-looking statements") which may not be based on historical fact, including without limitation statements regarding our expectations in respect of future financial position, business strategy, future production, reserve potential, exploration drilling, exploitation activities, events or developments that we expect to take place in the future, projected costs and plans and objectives.  Often, but not always, forward-looking statements can be identified by the use of the words "believes", "may", "plan", "will", "estimate", "scheduled", "continue", "anticipates", "intends", "expects", and similar expressions.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and known or unknown risks and contingencies.  Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

  uncertainties about the future market price of copper and the other metals that we produce or may seek to produce;

  changes in general economic conditions, the financial markets and in the market price for our input costs including due to inflationary impacts, such as diesel fuel, acid, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

  inherent risks associated with mining operations, including our current mining operations at Gibraltar (as defined below) and our planned mining operations at Florence Copper (as defined below), and their potential impact on our ability to achieve our production estimates;

  uncertainties as to our ability to control our operating costs at Gibraltar without impacting our planned copper production;

  our high level of indebtedness and its potential impact on our financial condition and the requirement to generate cash flow to service our indebtedness and refinance such indebtedness from time to time;

  the increases in interest rates, by central banks may increase our borrowing costs and impact the profitability of our operations;

  our ability to draw down on our revolving credit facility to support our working capital needs and ramp up of operations at Florence Copper;

  the amounts we are required to pay for our acquisition of Cariboo Copper Corporation, which holds 25% of the Gibraltar Joint Venture, which in turn holds Gibraltar, will increase with higher copper prices;

  the risk of inadequate insurance or inability to obtain insurance to cover our business risks;

  uncertainties related to the accuracy of our estimates of Mineral Reserves (as defined below), Mineral Resources (as defined below), production rates and timing of production, future production and future cash and total costs of production and milling;

  the risk that we may not be able to expand or replace Mineral Reserves as our existing Mineral Reserves are mined;

  the risk that the results from our development of Florence Copper will not meet our estimates of remaining construction costs, operating expenses, revenue, rates of return and cash flows from operations which have been projected by the technical report for Florence;

  the risk of cost overruns or delays in our completion of construction of the commercial facilities at Florence Copper, resulting in not commencing commercial production within our current projected timeline or within our current projected cost estimates;

  uncertainties related to the execution plan for Florence Copper resulting from inflation risk, supply chain disruptions, material and labour shortages or other execution risks;

  our ability to comply with all conditions imposed under the Aquifer Protection Permit ("APP") and Underground Injection Control ("UIC") permits for the construction and operation of Florence Copper;

  the availability of, and uncertainties relating to, any additional financing necessary for the continued operation and development of our projects, including with respect to our ability to obtain any additional construction financing, if needed, to complete the construction and commencement of commercial operations at Florence Copper;

  shortages of water supply, critical spare parts, maintenance service and new equipment and machinery or our ability to manage surplus water on our mine sites may materially and adversely affect our operations and development projects;

  our ability to comply with the extensive governmental regulation to which our business is subject;

  uncertainties related to our ability to obtain necessary title, licenses and permits for our development projects and project delays due to third party opposition;

  uncertainties related to Indigenous people's claims and rights, and legislation and government policies regarding the same;

  our reliance on the availability of infrastructure necessary for development and on operations, including on rail transportation and port terminals for shipping of our copper concentrate production from Gibraltar, and rail transportation and power for the feasibility of our other British Columbia development projects;

  uncertainties related to unexpected judicial or regulatory proceedings;

  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations;

  potential changes to the mineral tenure system in British Columbia, which is undergoing reform for compliance with the Declaration on the Rights of Indigenous Peoples Act ("DRIPA");

  our current dependence solely on our 100% interest in Gibraltar for our revenues and our operating cash flows;

  our ability to extend existing concentrate off-take agreements or enter into new agreements;

  environmental issues and liabilities associated with mining including processing and stockpiling ore;

  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mines;

  environmental hazards and risks associated with climate change, including the potential for damage to infrastructure and stoppages of operations due to extreme cold, forest fires, flooding, drought, earthquakes or other natural events in the vicinity of our operations;

  litigation risks and the inherent uncertainty of litigation;

  our actual costs of reclamation and mine closure may exceed our current estimates of these liabilities;

  our ability to renegotiate our existing union agreement for Gibraltar when it expires in May 2027;

  the capital intensive nature of our business both to sustain current mining operations and to develop any new projects including Florence Copper;

  our ability to develop new mining projects may be adversely impacted by potential indigenous joint decision-making and consent agreements being implemented by the Government of British Columbia under DRIPA;

  our reliance upon key personnel;

  the competitive environment in which we operate;

  the effects of forward selling instruments to protect against fluctuations in copper prices and other input costs including diesel and acid;

  the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

  uncertainties relating to the war in Ukraine, Middle East conflict and other future geopolitical events including social unrest, which could disrupt financial markets, supply chains, availability of materials and equipment and execution timelines for any project development;

  recent changes to U.S. trade policies and tariff risks may adversely impact overall economic conditions, copper markets, supply chains, metal prices and input costs; and

  other risks detailed from time-to-time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators, and those risks which are discussed in our 2024 AIF under the heading "Risk Factors".

Such information is included, among other places, in this Prospectus under the headings "The Company" and "Use of Proceeds", in our 2024 AIF under the headings "Taseko's Business" and "Risk Factors" and in our 2024 Annual MD&A, each of which documents are incorporated by reference into this Prospectus.

Should one or more of these risks and uncertainties materialize, or should underlying factors or assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Material factors or assumptions involved in developing forward-looking statements include, without limitation, that:

  the price of copper and other metals will not decline significantly or for a protracted period of time;

  our mining operations will not experience any significant production disruptions that would materially affect our production forecasts or our revenues;

  our estimates regarding future capital and operating costs at Gibraltar will be accurate;

  grades and recoveries at Gibraltar remain consistent with current mine plans;

  the results from our operations at Florence Copper will be consistent with the estimates provided in the Florence Copper Technical Report, and accordingly that commercial operations at Florence Copper are technically and economically feasible;

  we will be able to obtain any additional construction financing (if necessary) for us to complete construction at Florence Copper to bring it into commercial production;

  we will be able to complete construction and commence production at Florence Copper within our time and cost estimates and construction will not be delayed by supply chain disruptions or other logistical challenges;

  there are no changes to (i) any existing agreements or relationships with affected First Nations groups; (ii) aboriginal title or aboriginal rights in British Columbia which would materially and adversely impact our operations or properties; and (iii) laws in the Province of British Columbia that would materially and adversely impact our ability to develop new mining project in British Columbia, including any laws adopted or amended pursuant to DRIPA;

  the government does not enter into any agreements under DRIPA that would give statutory decision-making functions to Indigenous groups that affect our properties or operations in British Columbia;

  there are no adverse regulatory changes affecting any of our operations;

  exchange rates, prices of key consumables, costs of power, labour, material costs, supplies and services, and other cost assumptions at our mining operations and projects are not significantly higher than prices assumed in planning;

  our Mineral Reserve and Resource estimates and the assumptions on which they are based, are accurate;

  our estimates of reclamation liabilities and mine closure costs are accurate; and

  we will continue to generate positive cash flows from Gibraltar and be able to secure any additional funding necessary for the development of Florence Copper and our other development projects.

These factors should be considered carefully and readers are cautioned not to place undue reliance on the forward-looking statements.  Readers are cautioned that the foregoing list of risk factors is not exhaustive and it is recommended that prospective investors carefully read the more complete discussion of risks and uncertainties facing the Company included in the Prospectus.  See "Risk Factors" in the 2024 AIF for a more detailed discussion of these risks.

Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on the information available to us on the date such statements were made, no assurances can be given as to future results, approvals or achievements.  The forward-looking statements contained in this Prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement.  We disclaim any duty to update any of the forward-looking statements after the date of the Prospectus to conform such statements to actual results or to changes in our expectations except as otherwise required by applicable law.

GLOSSARY OF CERTAIN TECHNICAL TERMS

As a Canadian issuer, we are required to comply with reporting standards in Canada that require that we make disclosure regarding our mineral properties, including any estimates of mineral reserves and resources, in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this Prospectus have been prepared in accordance with NI 43-101.

This Prospectus uses the certain technical terms presented below as they are defined in accordance with the CIM Definition Standards on Mineral Resources and Reserves (the "CIM Standards") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM Council").  Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this Prospectus have been prepared in accordance with the CIM Standards, as required by NI 43-101.  The following definitions are reproduced from the latest version of the CIM Standards, which were adopted by the CIM Council on May 10, 2014:

feasibility study	A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.
indicated mineral resource	That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An indicated mineral resource has a lower level of confidence than that applying to a measured mineral resource and may only be converted to a probable mineral reserve.
inferred mineral resource	That part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

measured mineral resource	That part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A measured mineral resource has a higher level of confidence than that applying to either an indicated mineral resource or an inferred mineral resource. It may be converted to a proven mineral reserve or to a probable mineral reserve.
mineral reserve	The economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which mineral reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a mineral reserve must be demonstrated by a pre-feasibility study or feasibility study.
mineral resource	A concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.
modifying factors	Considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.
NI 43-101	Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects, as adopted by the Canadian Securities Administrators.
pre-feasibility study	A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the mineral resource may be converted to a mineral reserve at the time of reporting. A pre-feasibility is at a lower confidence level than a feasibility study.

probable mineral reserve	The economically mineable part of an Indicated, and in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.
proven mineral reserve	The economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors.

In addition, we use the following defined terms in this Prospectus:

BCBCA	Business Corporations Act (British Columbia).
Exchange Act	The United States Securities Exchange Act of 1934, as amended.
SEC	The United States Securities and Exchange Commission.
U.S. Securities Act	The United States Securities Act of 1933, as amended.

CAUTIONARY NOTES TO UNITED STATES INVESTORS CONCERNING
CANADIAN MINERAL PROPERTY DISCLOSURE STANDARDS

We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus Supplement in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States.

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports the mineral reserves and mineral resources of the projects it has an interest in according to Canadian standards. Technical disclosure regarding our properties included herein and in the documents incorporated herein by reference has not been prepared in accordance with the requirements of U.S. securities laws.

Unless otherwise indicated, all mineral reserve and mineral resource estimates included in this prospectus and the documents incorporated by reference herein have been prepared in accordance with NI 43-101 and the CIM Standards. NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. The SEC has adopted mineral property disclosure requirements (the "SEC Disclosure Rules") for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act").

As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multijurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Disclosure Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multijurisdictional disclosure system, then the Company will be subject to the SEC Disclosure Rules which differ from the requirements of NI 43-101 and the CIM Standards.

The SEC Disclosure Rules recognize estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC Disclosure Rules incorporate definitions of "proven mineral reserves" and "probable mineral reserves". The definitions are "substantially similar" to the corresponding CIM Standards that are required under NI 43-101.  While the SEC recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", U.S. investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, under SEC standards, the geological uncertainty associated with "inferred mineral resources" is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Under both United States and Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies. While the above terms are "substantially similar" to CIM Standards, there are differences in the definitions under the SEC Disclosure Rules and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the SEC Disclosure Rules.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES BETWEEN UNITED STATES AND
CANADIAN FINANCIAL REPORTING PRACTICES

We prepare our annual financial statements in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board (the "IASB"), which differs from U.S. generally accepted accounting principles ("U.S. GAAP").  Accordingly, our financial statements incorporated by reference in the Prospectus, and in the documents incorporated by reference in this Prospectus, may not be comparable to financial statements of United States companies prepared in accordance with U.S. GAAP.

NON-GAAP PERFORMANCE MEASURES

This Prospectus and the documents incorporated herein by reference may include the following non-GAAP performance measures: (i) total operating costs and site operating costs, net of by-product credits; (ii) total site costs; (iii) adjusted net income (loss) and adjusted EPS; (iv) adjusted EBITDA; (v) earnings from mining operations before depletion, amortization and non-recurring items; and (vi) site operating costs per ton milled. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company's performance. These measures have been derived from the Company's financial statements and applied on a consistent basis. See "Non-GAAP Performance Measures" in our 2024 Annual MD&A and Interim MD&A for reconciliations of these measures to the most directly comparable IFRS measure.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless stated otherwise or as the context otherwise requires, all references to dollar amounts in this Prospectus and any Prospectus Supplement are references to Canadian dollars.  References to "$" or "C$" are to Canadian dollars and references to "U.S. dollars" or "US$" are to United States dollars.

Except as otherwise noted in our 2024 AIF and the Company's financial statements and related management's discussion and analysis of financial condition and results of operations of the Company that are incorporated by reference into this Prospectus, the financial information contained in such documents is expressed in Canadian dollars.

The high, low, average and closing indicative rates for the United States dollar in terms of Canadian dollars for each of the financial periods indicated below, as quoted by the Bank of Canada, were as follows:

	Three Months Ended March 31		Year Ended December 31
	2025	2024	2024	2023	2022
High	$1.4603	$1.3593	$1.4416	$1.3128	$1.3856
Low	$1.4166	$1.3316	$1.3316	$1.3497	$1.2451
Average	$1.4352	$1.3486	$1.3698	$1.3226	$1.3013
Closing	$1.4376	$1.3550	$1.4389	$1.3128	$1.3544

On June 27, 2025 the exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = $1.3676

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-10 under the U.S. Securities Act relating to the offering of the Securities.  The Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC.  Statements included or incorporated by reference in the Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved.  Each such statement is qualified in its entirety by such reference.

We are subject to the informational reporting requirements of the Exchange Act as the Common Shares are registered under Section 12(b) of the Exchange Act.  Accordingly, we are required to publicly file reports and other information with the SEC.  Under the MJDS, the Company is permitted to prepare such reports and other information in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements in connection with meetings of its shareholders.  In addition, the officers, directors and principal shareholders of the Company are exempt from the reporting and short-swing profit recovery rules contained in Section 16 of the Exchange Act.

We file annual reports on Form 40-F with the SEC under the MJDS, which annual reports include:

  the annual information form;

  management's annual discussion and analysis of financial condition and results of operations;

  consolidated audited financial statements, which are prepared in accordance with IFRS, as issued by the IASB; and

  other information specified by the Form 40-F.

As a foreign private issuer, we are required to furnish the following types of information to the SEC under cover of Form 6-K:

  material information that the Company otherwise makes publicly available in reports that the Company files with securities regulatory authorities in Canada;

  material information that the Company files with, and which is made public by, the TSX, NYSE American and the LSE; and

  material information that the Company distributes to its shareholders in Canada.

Investors may read and copy, for a fee, any document that the Company has filed with or furnished to the SEC at the SEC's public reference room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549.  Investors should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room.  Investors may read and download the documents the Company has filed with the SEC's Electronic Data Gathering and Retrieval system ("EDGAR") at www.sec.gov.  Investors may read and download any public document that the Company has filed with the securities commissions or similar regulatory authorities in Canada at www.sedarplus.ca.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part:

(i) the documents set out under the heading "Documents Incorporate by Reference";

(ii) the consents of the Company's former independent registered public accounting firm, legal counsel and technical report authors;

(iii) the powers of attorney from the directors and certain officers of the Company; and

(iv) the form of Indenture.

A copy of the form of any warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with or furnished to the SEC under the U.S. Exchange Act.

THE COMPANY

Taseko is a copper-focused mining company that seeks to create long-term shareholder value by acquiring, developing, and operating large tonnage mineral deposits in stable jurisdictions that are  capable of supporting a mine for decades. The Company's principal assets are the wholly-owned Gibraltar Mine ("Gibraltar"), located in central British Columbia and one of the largest copper mines in North America and the Florence Copper project ("Florence Copper"), an in-situ copper recovery ("ICSR") project located in Arizona, currently under construction.  Florence Copper is projected to be a low-cost copper producer, expected to manufacture high quality copper cathode in the United States. Taseko also owns the Yellowhead copper, New Prosperity copper-gold, and Aley niobium projects in British Columbia.

The Company was incorporated on April 15, 1966 under the laws of the Province of British Columbia and is governed by the BCBCA. Our registered office is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, and our operational head office is located at 12th Floor, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1. We operate our business through our subsidiaries, as described in our 2024 AIF.

Key Projects

The following summary of our key projects is qualified by the full description of these projects included in our 2024 AIF which is incorporated by reference herein. Investors are encouraged to read the full disclosure of these projects as included in our 2024 AIF.

Gibraltar

Our principal operating asset is our wholly-owned Gibraltar Mine in British Columbia, Canada. Gibraltar has produced 106 million pounds of copper and 1.4 million pounds of molybdenum in 2024.  Gibraltar has an expected mine life of at least 20 years remaining based on Proven and Probable Sulphide Mineral Reserves of 616 million tons at a grade of 0.25% copper as of December 31, 2024.

Between 2006 and 2013, the Company invested over C$800 million to expand and modernize the mine and original ore concentrator, add a second ore concentrator and make other production improvements at the Gibraltar Mine. Following this period of investment and mine expansion, Gibraltar has achieved a stable level of operations with an ore processing capacity of 85,000 tons per day, which makes Gibraltar the second largest open pit copper mine in Canada.

Going forward, the Company's focus is on continued stable operations at Gibraltar with further improvements to operating practices to reduce unit costs. Average annual copper production over the remaining mine life is expected to be approximately 130 million pounds.

Florence Copper

Florence Copper is currently under construction with first copper production targeted before the end of 2025. The commercial operation at Florence Copper will have a production capacity of 85 million pounds of copper annually over a 22-year mine life, and is expected to be in the lowest quartile of producers on the global copper cost curve based on current operating cost projections. Construction of the commercial facility commenced in January 2024, following the issuance of the final UIC by the EPA in October 2023.  Construction remains on schedule and as of the end of March 2025, the overall project completion was at 78%.

Florence Copper production will utilize ISCR to produce a high-quality copper cathode. Since 2018, we have operated a Production Test Facility ("PTF") at the Florence Copper site which has successfully demonstrated the ISCR process. Over one million pounds of copper cathode were produced and sold from the PTF operation during its 18-month production phase, and the results of the PTF test work were incorporated into an updated technical report published in March 2023.

The Company acquired Florence Copper in 2014 for US$70 million and has invested over US$520 million in the project up to December 31, 2024. Based on the Florence 2023 Technical Report, the estimated construction costs for the Florence Copper commercial production facility were US$232 million and management expects that total construction costs will be within a range of 10% to 15% higher than this estimate.  Florence Copper remains on track for first copper cathode production in Q4 2025.

Other Development Projects

Our other development projects ("Other Development Projects") include the Yellowhead copper project (the "Yellowhead Project"), the New Prosperity project (the "New Prosperity Project") and the Aley niobium project (the "Aley Project"), as described in greater detail in our 2024 AIF as supplemented by the June 16, 2025 material change report for the New Prosperity Project.

Business Strategy

Taseko's strategy has been to grow the Company to become a North America focused multi-asset copper producer. We have utilized the cash flow from Gibraltar to acquire and develop a pipeline of large-scale, high-quality, advanced-stage mineral projects located in stable jurisdictions, which we believe will generate long-term shareholder value. The Company's mineral projects are located in British Columbia and Arizona and are primarily focused on copper, but also contain other metals including molybdenum, silver, gold and niobium. Taseko's main focus in the near term is successfully executing on the construction of Florence Copper.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes, including funding working capital, potential future acquisitions, debt repayments and capital expenditures.  Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of our general funds, unless otherwise stated in the applicable Prospectus Supplement.

EARNINGS COVERAGE RATIO

Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement(s) with respect to the issuance of Debt Securities pursuant to this Prospectus.

CONSOLIDATED CAPITALIZATION

There have been no material changes in our share and debt capital, on a consolidated basis, since March 31, 2025, being the date of the Company's most recently filed unaudited condensed consolidated financial statements incorporated by reference in this Prospectus.

PRIOR SALES

The following table sets out details of all Common Shares issued by the Company during the 12 months prior to the date of this Prospectus.

Date Common Shares	Price per Security/Exercise Price Per Common Share	Number of Common Shares
July 2024(2)	$3.45	927,502
August 2024(1)	$0.72	2,000
August 2024(2)	$2.93	3,379,284
September 2024(1)	$1.15	6,000
September 2024(2)	$3.23	3,497,641
October 2024(1)	$2.09	69,333
October 2024(2)	$3.40	4,256,539
November 2024(1)	$1.61	15,000
December 2024(1)	$1.93	143,000

Date Common Shares	Price per Security/Exercise Price Per Common Share	Number of Common Shares
January 2025(1)	$0.81	357,000
January 2025(2)	$2.85	5,478,996
February 2025(1)	$1.60	112,999
March 2025(1)	$1.34	163,800
March 2025(2)	$3.02	5,087,358
May 2025(1)	$1.92	29,333
June 1 to 27, 2025(1)	$2.13	570,666

Notes:

(1) Issued pursuant to exercise of stock options

(2) Issued between July 3, 2024 and March 10, 2025 under the ATM program for total gross proceeds of $69,881,000 at an average common share price of $3.09.

The following table sets out details of all securities convertible or exercisable into Common Shares that were issued or granted by the Company during the 12 months prior to the date of this Prospectus.

Date	Type of Security Issued	Exercise or Conversion Price Per Common Share	Number of Common Shares Issuable Upon Exercise or Conversion
October 7, 2024	Stock Options	3.51	40,000
January 10, 2025	Stock Options	3.06	2,813,300
January 10, 2025	Performance Share Units	4.43(1)	741,600

Note:

(1) Weighted average fair value calculated as at the grant date.

TRADING PRICE AND VOLUME

Our common shares are listed on the TSX, NYSE American, and LSE under the trading symbol "TKO","TGB" and "TKO", respectively. The following tables set forth information relating to the trading of the common shares on the TSX, NYSE American and LSE, for the months indicated.

	TSX Price Range ($)
Month	High	Low	Total Volume
June 2024	3.71	3.08	10,403,627
July 2024	3.64	2.82	8,521,007
August 2024	3.19	2.59	8,892,951
September 2024	3.57	2.55	10,392,416
October 2024	3.62	3.06	6,895,224
November 2024	3.56	2.73	8,806,429
December 2024	3.11	2.72	8,009,206
January 2025	3.38	2.62	8,699,035
February 2025	3.32	2.60	10,977,929
March 2025	3.60	2.78	13,790,166
April 2025	3.30	2.38	15,204,459
May 2025	3.17	2.62	10,991,200
June 1 to 27, 2025	4.33	3.14	15,286,838

	NYSE American Price Range (in US$)(1)
Month	High	Low	Total Volume
June 2024	2.73	2.24	67,087,996
July 2024	2.67	2.03	58,133,792
August 2024	2.34	1.81	60,872,054
September 2024	2.65	1.88	65,534,141
October 2024	2.67	2.19	72,018,804
November 2024	2.57	1.94	107,315,664
December 2024	2.20	1.89	50,912,444
January 2025	2.28	1.82	81,735,404
February 2025	2.32	1.77	115,931,201
March 2025	2.54	1.92	307,979,948
April 2025	2.39	1.67	363,313,766
May 2025	2.31	1.89	191,012,200
June 1 to 27, 2025	3.17	2.29	299,754,150

Note:

(1) The price ranges noted in the NYSE American table are rounded to the nearest $0.01.

	LSE Price Range (in GB£)
Month	High	Low	Total Volume
June 2024	2.18	1.71	445,815
July 2024	1.99	1.62	162,529
August 2024	1.78	1.52	162,876
September 2024	1.94	1.51	238,041
October 2024	2.00	1.7	105,218
November 2024	1.90	1.6	117,186
December 2024	1.68	1.55	122,435
January 2025	1.80	1.55	134,734
February 2025	1.84	1.46	303,610
March 2025	2.00	1.56	308,442
April 2025	1.75	1.26	208,882
May 2025	1.70	1.46	64,390
June 1 to 27, 2025	2.26	1.63	278,536

PLAN OF DISTRIBUTION

We may sell the Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents, including sales pursuant to ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers.  Underwriters may sell Securities to or through dealers.  We will file a Prospectus Supplement in connection with each offering of Securities.  Each Prospectus Supplement will set forth the terms of the offering, including the type of Security to be sold, the name or names of any underwriters, dealers or agents and any fees or compensation payable to them in connection with the offering and sale of a particular series or issue of Securities, the public offering price or prices of the Securities and the proceeds to the Company from the sale of the Securities.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be "at-the-market distributions" which may be made directly on the TSX, NYSE American or other existing trading markets for the Securities.  The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution.  If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

If underwriters are used in an offering, the Securities offered thereby will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase Securities will be subject to the conditions  precedent agreed upon by the parties and the underwriters will be obligated to purchase all Securities under that offering if any are purchased.  Any public offering price and any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers may be changed from time to time.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.  Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

In connection with any offering of Securities, other than an "at-the-market distribution", the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market.  Such transactions, if commenced, may be discontinued at any time. No underwriter of an at-the-market distribution, and no person or company acting jointly or in concert with such underwriter, may, in connection with an at-the-market  distribution, enter into any transaction that is intended to stabilize or maintain the market price of the security or securities of the same class as the securities distributed in an at-the-market distribution under this Prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.

Unless otherwise specified in the applicable Prospectus Supplement, we do not intend to list any of the Securities other than the Common Shares on any securities exchange.  Any underwriters, dealers or agents to or through which Securities other than the Common Shares are sold by us for public offering and sale may make a market in such Securities, but such underwriters, dealers or agents will not be obligated to do so and may discontinue any such market making at any time and without notice.  No assurance can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

Each class or series of Warrants, Subscription Receipts, Debt Securities and Units will be a new issue of Securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, Warrants, Subscription Receipts, Debt Securities or Units will not be listed on any securities or stock exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Warrants, Subscription Receipts, Debt Securities or Units may be  sold and purchasers may not be able to resell Warrants, Subscription Receipts, Debt Securities or Units purchased under this Prospectus or any Prospectus Supplement.  This may affect the pricing of the Warrants, Subscription Receipts, Debt Securities or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. Subject to applicable laws, certain dealers may make a market in the Warrants, Subscription Receipts, Debt Securities or Units, as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice.  No assurance can be given that any dealer will make a market in the Warrants, Subscription Receipts, Debt Securities or Units or as to the liquidity of the trading market, if any, for the Warrants, Subscription Receipts, Debt Securities or Units.

DESCRIPTION OF SECURITIES

Common Shares

The authorized share capital of the Company consists of an unlimited number of Common Shares without par value, of which 316,475,347 shares were issued and outstanding as at June 27, 2025. The holders of Common Shares are entitled to receive notice of any meeting of the shareholders of the Company and to attend and vote thereat, except those meetings at which only the holders shares of another class or of a particular series are entitled to vote.  Each Common Share entitles its holder to one vote.  The holders of Common Shares are entitled to receive on a pro-rata basis such dividends as the board of directors may declare out of funds legally available therefor.  In the event of the dissolution, liquidation, winding-up or other distribution of our assets, such holders are entitled to receive on a pro-rata basis all of assets of the Company remaining after payment of all of liabilities.  The Common Shares carry no pre-emptive or conversion rights.

Warrants

This section describes the general terms that will apply to any Warrants for the purchase of Common Shares.  We may issue Warrants independently or together with other securities, and Warrants sold with other securities may be attached to or separate from the other securities.  Warrants may be issued directly by us to the purchasers thereof or under one or more warrant indentures or warrant agency agreements to be entered into by us and one or more banks or trust companies acting as warrant agent.  Warrants, like other Securities that may be sold, may be listed on a securities exchange subject to exchange listing requirements and applicable legal requirements.

This summary of some of the provisions of the Warrants is not complete.  The statements made in the Prospectus relating to any warrant agreement and Warrants to be issued under the Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement.  Investors should refer to the warrant indenture or warrant agency agreement relating to the specific warrants being offered for the complete terms of the Warrants.  A copy of any warrant indenture or warrant agency agreement relating to an offering of Warrants will be filed by us with the applicable securities regulatory authorities in Canada following its execution.

The particular terms of each issue of Warrants will be described in the applicable Prospectus Supplement.  This description will include, where applicable:

• the designation and aggregate number of Warrants;

• the price at which the Warrants will be offered;

• the currency or currencies in which the Warrants will be offered;

• the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

• the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Warrant;

• the designation and terms of any securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each security;

• the date or dates, if any, on or after which the Warrants and the related securities will be transferable separately;

• whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

• whether the Warrants are to be issued in registered form, "book-entry only" form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

• any material risk factors relating to such Warrants and the Common Shares to be issued upon exercise of the Warrants;

• any other rights, privileges, restrictions and conditions attaching to the Warrants and the Common Shares to be issued upon exercise of the Warrants;

• material Canadian and United States federal income tax consequences of owning the Warrants; and

• any other material terms or conditions of the Warrants.

Subscription Receipts

This section describes the general terms that will apply to any Subscription Receipts that may be offered by us pursuant to the Prospectus.  Subscription Receipts may be offered separately or together with other Securities, as the case may be.  The Subscription Receipts will be issued under a Subscription Receipt agreement.

In the event we issue Subscription Receipts, we will provide the original purchasers of Subscription Receipts a contractual right of rescission exercisable following the issuance of the underlying Securities to such purchasers.

The applicable Prospectus Supplement will include details of the Subscription Receipt agreement covering the Subscription Receipts being offered.  A copy of the Subscription Receipt agreement relating to an offering of Subscription Receipts will be filed by us with the applicable securities regulatory authorities after it has been entered into by us.  The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement.  This description will include, where applicable:

• the number of Subscription Receipts;

• the price at which the Subscription Receipts will be offered;

• the currency at which the Subscription Receipts will be offered and whether the price is payable in installments;

• the procedures for the exchange of the Subscription Receipts into Common Shares, Warrants or Units;

• the number of number and type of Securities that may be exchanged upon exercise of each Subscription Receipt;

• conditions to the conversion or exchange of Subscription Receipts into other Securities and the consequences of such conditions not being satisfied;

• the dates or periods during which the Subscription Receipts may be converted or exchanged;

• the circumstances, if any, which will cause the Subscription Receipts to be deemed to be automatically converted or exchanged;

• provisions applicable to any escrow of the gross or net proceeds from the sale of the Subscription Receipts plus any interest or income earned thereon, and for the release of such proceeds from such escrow;

• if applicable, the identity of the Subscription Receipts agent;

• whether the Subscription Receipts will be listed on any securities exchange;

• whether the Subscription Receipts will be issued with any other Securities and, if so, the amount and terms of these Securities;

• any minimum or maximum subscription amount;

• whether the Subscription Receipts are to be issued in registered form, "book-entry only" form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

• any material risk factors relating to such Subscription Receipts and the Securities to be issued upon conversion or exchange of the Subscription Receipts;

• any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts;

• material Canadian and United States income tax consequences of owning or converting or exchanging the Subscription Receipts; and

• any other material terms and conditions of the Subscription Receipts.

Description of Debt Securities

We may issue Debt Securities in one or more series under an indenture (the "Indenture"), to be entered into among the Company and a trustee.  To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended (the "Trust Indenture Act").  A copy of the form of the Indenture will be filed with the SEC as an exhibit to the registration statement of which this Prospectus forms a part.  The following description sets forth certain general material terms and provisions of the Debt Securities and is not complete.  If we issue Debt Securities, we will describe in the applicable Prospectus Supplement the particular terms and provisions of any series of the Debt Securities and a description of how the general terms and provisions described below may apply to that series of the Debt Securities.  Prospective investors should be aware that information in the applicable Prospectus Supplement may update and supersede the following information regarding the general material terms and provisions of the Debt Securities.  Prospective investors also should refer to the Indenture, as it may be supplemented by any supplemental indenture, for a complete description of all terms relating to the Debt Securities.  We will file as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a report on Form 6-K that the Company furnishes to the SEC, any supplemental indenture describing the terms and conditions of Debt Securities that we are offering before the issuance of such Debt Securities.  We will also file the final Indenture, including any supplemental indenture, for any offering of Debt Securities on SEDAR+.

We may issue Debt Securities and incur additional indebtedness other than through the offering of Debt Securities pursuant to this Prospectus.

General

The Indenture will not limit the aggregate principal amount of Debt Securities that we may issue under the Indenture and will not limit the amount of other indebtedness that we may incur.  The Indenture will provide that we may issue Debt Securities from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency.  Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be unsecured obligations of the Company.  The Indenture will also permit us to increase the principal amount of any series of the Debt Securities previously issued and to issue that increased principal amount.

The applicable Prospectus Supplement for any series of Debt Securities that we offer will describe the specific terms of the Debt Securities and may include, but is not limited to, any of the following:

• the title of the Debt Securities;

• any limit on the aggregate principal amount of the Debt Securities and, if no limit is specified, the Company will have the right to re-open such series for the issuance of additional Debt Securities from time to time;

• the extent and the manner, if any, to which payment of principal, interest and premium, if any, on the Debt Securities will be subordinated to the prior payment of other liabilities and obligations;

• whether payment of principal, interest and premium, if any, on the Debt Securities will be unsecured or secured by certain assets of the Company and any applicable guarantors;

• whether payment of the Debt Securities will be guaranteed by any other person;

• the date or dates, or the method by which such date or dates will be determined or extended, on which the principal (and premium, if any) of the Debt Securities of the series is payable;

• the rate or rates at which the Securities of the series shall bear interest, if any, or the method by which such rate or rates shall be determined, whether such interest shall be payable in cash or additional Securities of the same series or shall accrue and increase the aggregate principal amount outstanding of such series, the date or dates from which such interest shall accrue, or the method by which such date or dates shall be determined;

• the place or places we will pay principal, premium and interest, if any, and the place or places where Debt Securities can be presented for registration of transfer, exchange or conversion;

• whether and under what circumstances we will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the Debt Securities, and whether an on what terms we will have the option to redeem the Debt Securities rather than pay the additional amounts;

• whether we will be obligated to redeem, repay or repurchase the Debt Securities pursuant to any sinking or other provision, or at the option of a holder and the terms and conditions of such redemption, repayment or repurchase;

• whether we may redeem the Debt Securities, in whole or in part, prior to maturity and the terms and conditions of any such redemption;

• the denominations in which we will issue any registered Debt Securities, if other than denominations of $2,000 and any multiple of $1,000 and, if other than denominations of $5,000, the denominations in which any unregistered Debt Security shall be issuable;

• whether we will make payments on the Debt Securities in a currency other than U.S. dollars;

• whether payments on the Debt Securities will be payable with reference to any index, formula or other method;

• whether we will issue the Debt Securities as global securities and, if so, the identity of the depositary for the global securities;

• whether we will issue the Debt Securities as unregistered securities, registered securities or both;

• any changes or additions to, or deletions of, events of default or covenants whether or not such events of default or covenants are consistent with the events of default or covenants in the Indenture;

• the applicability of, and any changes or additions to, the provisions for defeasance described under "Defeasance" below;

• whether the holders of any series of Debt Securities have special rights if specified events occur;

• the terms, if any, for any conversion or exchange of the Debt Securities for any other securities;

• provisions as to modification, amendment or variation of any rights or terms attaching to the Debt Securities; and

• any other terms, conditions, rights and preferences (or limitations on such rights and preferences).

Unless stated otherwise in the applicable Prospectus Supplement, no holder of Debt Securities will have the right to require us to repurchase the Debt Securities and there will be no increase in the interest rate if we become involved in a highly leveraged transaction or if we have a change of control.

We may issue Debt Securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell the Debt Securities at a discount below their stated principal amount.  We may also sell any of the Debt Securities for a foreign currency or currency unit, and payments on the Debt Securities may be payable in a foreign currency or currency unit.  In any of these cases, we will describe certain Canadian federal and U.S. federal income tax consequences and other special considerations in the applicable Prospectus Supplement.

We may issue Debt Securities with terms different from those of Debt Securities previously issued and, without the consent of the holders thereof, we may reopen a previous issue of a series of Debt Securities and issue additional Debt Securities of such series (unless the reopening was restricted when such series was created).

Guarantees

Our payment obligations under any series of Debt Securities may be guaranteed by certain of our direct or indirect subsidiaries. In order to comply with certain registration statement form requirements under U.S. law, these guarantees may in turn be guaranteed by the Company.  The terms of such guarantees will be set forth in the applicable Prospectus Supplement.

Ranking and Other Indebtedness

Unless otherwise indicated in an applicable Prospectus Supplement, and except to the extent prescribed by law, each series of Debt Securities shall be senior, unsubordinated and unsecured obligations of the Company and shall rank pari passu and ratably without preference among themselves and pari passu with all other senior, unsubordinated and unsecured obligations of the Company.

Our Board of Directors may establish the extent and manner, if any, to which payment on or in respect of a series of Debt Securities will be senior, senior subordinated or will be subordinated to the prior payment of the Company's other liabilities and obligations, and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed by any other person and the nature and priority of any security.

Debt Securities in Global Form

The Depositary and Book-Entry

Unless otherwise specified in the applicable Prospectus Supplement, a series of the Debt Securities may be issued in whole or in part in global form as a "global security" and will be registered in the name of or issued in bearer form and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement relating to that series.  Unless and until exchanged, in whole or in part, for the Debt Securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of the Debt Securities to be represented by a global security will be described in the applicable Prospectus Supplement relating to such series.  We anticipate that the provisions described in this section will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Debt Securities represented by the global security to the accounts of such persons, designated as "participants", having accounts with such depositary or its nominee.  Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company.  Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants.  Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be  effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants).  The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

So long as the depositary for a global security or its nominee is the registered owner of the global security or holder of a global security in bearer form, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the global security for all purposes under the Indenture.  Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the Debt Securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

Any payments of principal, premium, if any, and interest, if any, on global securities registered in the name of a depositary or securities registrar will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such Debt Securities.  None of the Company, any trustee or any paying agent for the Debt Securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee.  We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

Discontinuance of Depositary's Services

If a depositary for a global security representing a particular series of the Debt Securities is at any time unwilling or unable to continue as depositary or, if at any time the depositary for such series shall no longer be registered or in good standing under the Exchange Act, and a successor depositary is not appointed by us within 90 days, we will issue such series of the Debt Securities in definitive form in exchange for a global security representing such series of the Debt Securities.  If an event of default under the Indenture has occurred and is continuing, Debt Securities in definitive form will be printed and delivered upon written request by the holder to the appropriate trustee.  In addition, we may at any time and in our sole discretion determine not to have a series of the Debt Securities represented by a global security and, in such event, will issue a series of the Debt Securities in definitive form in exchange for all of the global securities representing that series of Debt Securities.

Debt Securities in Definitive Form

A series of the Debt Securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities.  Registered securities will be issuable in denominations of $2,000 and integral multiples of $1,000 and unregistered securities will be issuable in denominations of $5,000 and integral multiples of $5,000 or, in each case, in such other denominations as may be set out in the terms of the Debt Securities of any particular series.  Unless otherwise indicated in the applicable Prospectus Supplement, unregistered securities will have interest coupons attached.

Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal, premium, if any, and interest, if any, on the Debt Securities in definitive form will be made at the office or agency we designate, or at our option we can pay principal, interest, if any, and premium, if any, by check mailed to the address of the person entitled at the address appearing in the security register of the trustee or electronic funds wire transfer to an account of persons who meet certain thresholds set out in the Indenture who are entitled to receive payments by wire transfer.  Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest, if any, will be made to the persons in whose name the Debt Securities are registered at the close of business on the day or days we specify.

At the option of the holder of Debt Securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount.  If, but only if, provided in an applicable Prospectus Supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor.  In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture.  Unless otherwise specified in an applicable Prospectus Supplement, unregistered securities will not be issued in exchange for registered securities.

The applicable Prospectus Supplement may indicate the places to register a transfer of the Debt Securities in definitive form.  Service charges may be payable by the holder for any registration of transfer or exchange of the Debt Securities in definitive form, and we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

We shall not be required to:

• issue, register the transfer of or exchange any series of the Debt Securities in definitive form during a period beginning at the opening of 15 days before any selection of securities of that series of the Debt Securities to be redeemed and ending on the relevant date of notice of such redemption, as provided in the Indenture;

• register the transfer of or exchange any registered security in definitive form, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

• exchange any unregistered security called for redemption except to the extent that such unregistered security may be exchanged for a registered security of that series and like tenor; provided that such registered security will be simultaneously surrendered for redemption; or

• issue, register the transfer of or exchange any of the Debt Securities in definitive form which have been surrendered for repayment at the option of the holder, except the portion, if any, of such Debt Securities not to be so repaid.

Provision of Financial Information

To the extent the Indenture is governed by the Trust Indenture Act, we will file with the Trustee within 15 days after the Company files the same with the SEC, (i) copies of the annual reports containing audited financial statements and copies of quarterly reports containing unaudited financial statements and (ii) copies of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which the Company may be required to file with or furnish to the SEC pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

If we are not required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to file with the SEC and provide the Trustee:

• within 140 days after the end of each fiscal year, annual reports on Form 20-F, 40-F or Form 10-K, as applicable (or any successor form), containing audited financial statements and the other financial information required to be contained therein (or required in such successor form); and

• within 60 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 6-K or Form 10-Q (or any successor form), containing unaudited financial statements and the other financial information which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not the Company has any of its securities so listed.

Events of Default

Unless specified in the applicable Prospectus Supplement relating to a particular series of Debt Securities, the following is a summary of events which will, with respect to any series of the Debt Securities, constitute an event of default under the Indenture with respect to the Debt Securities of that series:

• the Company fails to pay principal of, or any premium on any Debt Security of that series when it is due and payable;

• the Company fails to pay interest payable on any Debt Security of that series when it becomes due and payable, and such default continues for 30 days;

• the Company fails to make any required sinking fund or analogous payment when due for that series of Debt Securities;

• the Company fails to observe or perform any of its covenants or agreements in the Indenture that affect or are applicable to the Debt Securities of that series for 90 days after written notice to the Company by the trustees or to the Company and the trustees by holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series;

• certain events involving the Company's bankruptcy, insolvency or reorganization; and

• any other event of default provided for in that series of Debt Securities.

A default under one series of Debt Securities will not necessarily be a default under another series.  A trustee may withhold notice to the holders of the Debt Securities of any default, except in the payment of principal or premium, if any, or interest, if any, if in good faith it considers it in the interests of the holders to do so and so advises the Company in writing.

If an event of default for any series of Debt Securities occurs and continues, a trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of that series may require the Company to repay immediately:

• the entire principal and interest of the Debt Securities of the series; or

• if the Debt Securities are discounted securities, that portion of the principal as is described in the applicable Prospectus Supplement.

If an event of default relates to events involving the Company's bankruptcy, insolvency or reorganization, the principal of all Debt Securities will become immediately due and payable without any action by the trustee or any holder.

Subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of the affected series can rescind and annul an accelerated payment requirement.  If Debt Securities are discounted securities, the applicable Prospectus Supplement will contain provisions relating to the acceleration of maturity of a portion of the principal amount of the discounted securities upon the occurrence or continuance of an event of default.

Other than its duties in case of a default, a trustee is not obligated to exercise any of the rights or powers that it will have under the Indenture at the request or direction of any holders, unless the holders offer the trustee reasonable security or indemnity.  If they provide this reasonable security or indemnity, the holders of a majority in aggregate principal amount of any series of Debt Securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to a trustee, or exercising any trust or power conferred upon a trustee, for any series of Debt Securities.

We will be required to furnish to the trustees a statement annually as to its compliance with all conditions and covenants under the Indenture and, if the Company is not in compliance, the Company must specify any defaults.  We will also be required to notify the trustees as soon as practicable upon becoming aware of any event of default.

No holder of a Debt Security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

• the holder has previously given to the trustees written notice of a continuing event of default with respect to the Debt Securities of the affected series;

• the holders of at least 25% in principal amount of the outstanding Debt Securities of the series affected by an event of default have made a written request, and the holders have offered reasonable indemnity, to the trustees to institute a proceeding as trustees; and

• the trustees have failed to institute a proceeding, and have not received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of the series affected (or in the case of bankruptcy, insolvency or reorganization, all series outstanding) by an event of default a direction inconsistent with the request, within 60 days after receipt of the holders' notice, request and offer of indemnity.

However, such above-mentioned limitations do not apply to a suit instituted by the holder of a Debt Security for the enforcement of payment of the principal of or any premium, if any, or interest on such Debt Security on or after the applicable due date specified in such Debt Security.

Defeasance

When the Company uses the term "defeasance", it means discharge from its obligations with respect to any Debt Securities of or within a series under the Indenture.  Unless otherwise specified in the applicable Prospectus Supplement, if the Company deposits with a trustee cash, government securities or a combination thereof sufficient to pay the principal, interest, if any, premium, if any, and any other sums due to the stated maturity date or a redemption date of the Debt Securities of a series, then at the Company's option:

• the Company will be discharged from the obligations with respect to the Debt Securities of that series; or

• the Company will no longer be under any obligation to comply with certain restrictive covenants under the Indenture and certain events of default will no longer apply to the Company.

If this happens, the holders of the Debt Securities of the affected series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Debt Securities and the replacement of lost, stolen, destroyed or mutilated Debt Securities.  These holders may look only to the deposited fund for payment on their Debt Securities.

To exercise the defeasance option, the Company must deliver to the trustees:

• an opinion of counsel in the United States to the effect that the holders of the outstanding Debt Securities of the affected series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of a defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred;

• an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding Debt Securities of the affected series will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of a defeasance and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had the defeasance not occurred; and

• a certificate of one of the Company's officers and an opinion of counsel, each stating that all conditions precedent provided for relating to defeasance have been complied with.

If the Company is to be discharged from its obligations with respect to the Debt Securities, and not just from the Company's covenants, the U.S. opinion must be based upon a ruling from or published by the United States Internal Revenue Service or a change in law to that effect.

In addition to the delivery of the opinions described above, the following conditions must be met before the Company may exercise its defeasance option:

• no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing for the Debt Securities of the affected series;

• the Company is not an "insolvent person" within the meaning of applicable bankruptcy and insolvency legislation; and

• other customary conditions precedent are satisfied.

Modification and Waiver

Modifications and amendments of the Indenture may be made by the Company and the trustees pursuant to one or more supplemental indentures (a "Supplemental Indenture") with the consent of the holders of at least a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification.  However, without the consent of each holder affected, no such modification may:

• change the stated maturity of the principal of, premium, if any, or any instalment of interest, if any, on any Debt Security;

• reduce the principal, premium, if any, or rate of interest, if any, or change any obligation of the Company to pay any additional amounts;

• reduce the amount of principal of a debt security payable upon acceleration of its maturity or the amount provable in bankruptcy;

• change the place or currency of any payment;

• affect the holder's right to require the Company to repurchase the Debt Securities at the holder's option;

• impair the right of the holders to institute a suit to enforce their rights to payment;

• adversely affect any conversion or exchange right related to a series of Debt Securities;

• reduce the percentage of Debt Securities required to modify the Indenture or to waive compliance with certain provisions of the Indenture; or

• reduce the percentage in principal amount of outstanding Debt Securities necessary to take certain actions.

The holders of at least a majority in principal amount of outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive, insofar as only that series is concerned, past defaults under the Indenture and compliance by the Company with certain restrictive provisions of the Indenture.  However, these holders may not waive a default in any payment of principal, premium, if any, or interest on any Debt Security or compliance with a provision that cannot be modified without the consent of each holder affected.

The Company may modify the Indenture pursuant to a Supplemental Indenture without the consent of any holders to:

• evidence its successor under the Indenture;

• add covenants of the Company or surrender any right or power of the Company for the benefit of holders;

• add events of default;

• provide for unregistered securities to become registered securities under the Indenture and make other such changes to unregistered securities that in each case do not materially and adversely affect the interests of holders of outstanding Debt Securities;

• establish the forms of the Debt Securities;

• appoint a successor trustee under the Indenture;

• add provisions to permit or facilitate the defeasance and discharge of the Debt Securities as long as there is no material adverse effect on the holders;

• cure any ambiguity, correct or supplement any defective or inconsistent provision or make any other provisions in each case that would not materially and adversely affect the interests of holders of outstanding Debt Securities, if any; or

• change or eliminate any provisions of the Indenture where such change takes effect when there are no Debt Securities outstanding which are entitled to the benefit of those provisions under the Indenture.

Governing Law

To the extent the Indenture is governed by the Trust Indenture Act, the Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York.

The Trustee

The Trustee under the Indenture or its affiliates may provide banking and other services to the Company in the ordinary course of their business.

The Indenture will contain certain limitations on the rights of the Trustee, as long as it or any of its affiliates remains the Company's creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise.  The Trustee and its affiliates will be permitted to engage in other transactions with the Company.  If the Trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the Debt Securities, the Trustee must eliminate the conflict or resign.

Resignation and Removal of Trustee

A trustee may resign or be removed with respect to one or more series of the Debt Securities and a successor trustee may be appointed to act with respect to such series.

Consent to Jurisdiction and Service

Under the Indenture, the Company will irrevocably appoint an authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the Offered Debt Securities or the Indenture that may be instituted in any United States federal or New York state court located in The City of New York, and will submit to such non-exclusive jurisdiction.

Units

We may issue Units comprised of one or more of the other Securities described in the Prospectus in any combination.  Each Unit will be issued so that the holder of the Unit is also the holder of each of the Securities included in the Unit.  Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security.  The unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Units. This description will include, where applicable:

• the number of Units offered;

• the price or prices, if any, at which the Units will be issued;

• the currency at which the Units will be offered;

• the Securities comprising the Units;

• whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

• any minimum or maximum subscription amount;

• whether the Units and the Securities comprising the Units are to be issued in registered form, "book-entry only" form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

• any material risk factors relating to such Units or the Securities comprising the Units;

• any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and

• any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

RISK FACTORS

Before making an investment decision to purchase any Securities, investors should carefully consider the information described in this Prospectus and the documents incorporated or deemed incorporated by reference herein, including the applicable Prospectus Supplement.  There are certain risks inherent in an investment in the Securities, including the factors described in the 2024 AIF and the 2024 Annual MD&A and any other risk factors described in a document incorporated or deemed incorporated by reference herein, which investors should carefully consider before investing.  Additional risk factors relating to a specific offering of Securities will be described in the applicable Prospectus Supplement.  Some of the factors described in the documents incorporated or deemed incorporated by reference herein, and/or the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole.  Additionally, purchasers should consider the risk factors set forth below.

If any of the adverse effects set out below or in the risk factors described in the 2024 AIF, in the 2024 Annual MD&A, in another document incorporated or deemed incorporated by reference herein or in the applicable Prospectus Supplement occur, it could have a material adverse effect on the business, financial condition and results of operations of the Company.  Additional risks and uncertainties of which the Company currently is unaware or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Company's business, financial condition and results of operations.  The Company cannot assure you that it will successfully address any or all of these risks.  There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the adverse effects set out below or in the risk factors in the 2024 AIF, in the 2024 Annual MD&A, in the other documents incorporated or deemed incorporated by reference herein or in the applicable Prospectus Supplement or other unforeseen risks.

In addition, we face the following risk factors in connection with future offerings of our Securities, risks in connection with our being a Canadian company and risks relating to the Prosperity Tri-Partite Agreement.

Risks Related to Future Offerings

Use of Proceeds.

While information regarding the use of proceeds from the sale the Securities will be described in the applicable Prospectus Supplement, the Company will have broad discretion over the use of the net proceeds from an offering of Securities. Because of the number and variability of factors that will determine the use of such proceeds, the Company's ultimate use might vary substantially from its planned use. Purchasers of Securities may not agree with how the Company allocates or spends the proceeds from an offering of Securities. The Company may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of our Securities, including the market value of the Common Shares, and that may increase our losses.

Return on Investment is not Guaranteed.

There is no government or other guarantee that an investment in the Securities described herein will provide any positive return in the short term or long term. An investment in the Securities of the Company is speculative and involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the securities of the Company described herein is appropriate only for holders who have the capacity to absorb a loss of some or all of their investment.

No Certainty of a Trading Market (other than for Common Shares).

There is currently no market through which the Securities (other than Common Shares) may be sold and purchasers of such Securities may not be able to resell such Securities purchased under a Prospectus Supplement to this Prospectus. Unless otherwise provided in such Prospectus Supplement, there can be no assurance that an active trading market will develop for such Securities after an offering or, if developed, that such market will be sustained. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. The public offering prices of the Securities may be determined by negotiation between the Company and underwriters based on several factors and may bear no relationship to the prices at which the Securities will trade in the public market subsequent to such offering. See "Plan of Distribution".

Future Sales May Affect the Market Price of the Company Shares.

In order to finance future operations, the Company will need to raise funds through the issuance of either additional Common Shares or the issuance of debt instruments or other securities which may or may not be convertible into Common Shares.  The Company cannot predict the size of future issuances of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares or the dilutive effect, if any, that future issuances and sales of the Company's securities will have on the market price of the Common Shares.  These sales may have an adverse impact on the market price of the Common Shares.

Multiple listings on the TSX, NYSE American, and LSE may lead to an inefficient market in the Company's shares.

Multiple listing of the Common Shares will result in differences in liquidity, settlement and clearing systems, trading currencies, prices and transaction costs between the exchanges where the Common Shares will be quoted. These and other factors may hinder the transferability of the Common Shares between the three exchanges.

The Common Shares are quoted on TSX, NYSE American, and the LSE. Consequently, the trading in and liquidity of the Common Shares will be split between these three exchanges. The price of the Common Shares may fluctuate and may at any time be different on the TSX, the NYSE American and the LSE. This could adversely affect the trading of the Common Shares on these exchanges and increase their price volatility and/or adversely affect the price and liquidity of the Common Shares on these exchanges. The Common Shares are quoted and traded in Canadian Dollars on the TSX, in US Dollars on the NYSE American, and in Pounds Sterling on the LSE. The market price of the Common Shares on those exchanges may also differ due to exchange rate fluctuations.

There is no assurance that we will pay dividends in the future.

We have not paid any dividends on our Common Shares to date.  Payment of any future dividends, if any, will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial condition, and current and anticipated cash needs.  Accordingly, there is no assurance that we will pay any future dividends on our Common Shares.

Risks Related to the Company being a Canadian Company

The Company is a Canadian company and shareholder protections differ from shareholder protections in the United States and elsewhere.

We are organized and exist under the laws of British Columbia, Canada and, accordingly, are governed by the BCBCA.  The BCBCA differs in certain material respects from laws generally applicable to United States corporations and shareholders, including the provisions relating to interested directors, mergers and similar arrangements, takeovers, shareholders' suits, indemnification of directors and inspection of corporation records.

The Company is a foreign private issuer within the meaning of the rules under the Exchange Act, and as such is exempt from certain provisions applicable to United States domestic public companies.

Because we are a "foreign private issuer" under the U.S. Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

  the rules under the U.S. Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

  the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the U.S. Exchange Act;

  the sections of the U.S. Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

  the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 40-F with the United States Securities and Exchange Commission within three months of the end of each fiscal year.  We do not intend to voluntarily file annual reports on Form 10-K and quarterly reports on Form 10-Q in lieu of Form 40-F requirements.  For so long as we choose to only comply with foreign private issuer requirements, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers.  As a result, you may not be afforded the same protections or information which would be made available to you if you were investing in a U.S. domestic issuer.

Risks Relating to Prosperity Tri-Partite Agreement

There is no assurance that Taseko will be able to advance the New Prosperity project to development.  Development of New Prosperity will be subject first to a land use planning process and if through the land use planning it is determined that mining at New Prosperity is to be permitted, then also to consent of the Tŝilhqot'in Nation and regulatory approvals. There is no guarantee that any such consents or approvals will be received. Even if development of New Prosperity is permitted, Taseko has agreed it will not be the proponent of any such operation, and there is no guarantee Taseko will be able to receive further monetary consideration for New Prosperity.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to investors described therein of acquiring Securities.

The applicable Prospectus Supplement will also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of Securities by an initial investor who is a "U.S. person" (within the meaning of the United States Internal Revenue Code), if applicable, including, to the extent applicable, any such consequences relating to Securities payable in a currency other than the United States dollar, issued at an original issue discount for United States federal income tax purposes or other special terms.

LEGAL MATTERS

Certain legal matters relating to the Securities offered by this Prospectus will be passed upon for us by McMillan LLP, Vancouver, B.C.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares of the Company is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia and Toronto, Ontario.

AUDITOR

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Professional Accountants, of Vancouver, British Columbia. PricewaterhouseCoopers LLP has confirmed that is independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, including the CPABC Code of Professional Conduct and any applicable legislation or regulations, as well as the rules of the U.S. Securities and Exchange Commission (SEC) and the Public Company Accounting Oversight Board (PCAOB) on auditor independence.

KPMG LLP were the auditors for the Company up until March 14, 2025. For the period of their reports and up to the date of the cessation of their auditor appointment on March 14, 2025, KPMG LLP have confirmed that they were independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and also that they were independent accountants with respect to the Company under all relevant US professional and regulatory standards.

INTEREST OF EXPERTS

The following are the names of each person or company who has prepared or certified a report, valuation, statement or opinion in this Prospectus, either directly or in a document incorporated by reference, and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company:

  McMillan LLP, with respect to certain legal matters related to this Prospectus;

  KPMG LLP, Chartered Professional Accountants, as the former external auditor of the Company who reported on the Company’s audited financial statements for the years ended December 31, 2024 and 2023, as filed on SEDAR+ and incorporated into this Prospectus by reference as an expert in accounting and auditing;

  Richard Tremblay, P. Eng., MBA, Chief Operating Officer, Qualified Person for the Company, as defined by NI 43-101, with respect to the following technical report referred to in our 2024 AIF and in this Prospectus:

    "NI 43-101 Technical Report Florence Copper Project, Pinal County, Arizona" dated March 30, 2023 with an effective date of March 15, 2023.

  Robert Rotzinger, P. Eng., Vice President Capital Projects, Qualified Person for the Company, as defined by NI 43-101, with respect to the following technical report referred to in our 2024 AIF and in this Prospectus:

  "NI 43-101 Technical Report Florence Copper Project, Pinal County, Arizona" dated March 30, 2023 with an effective date of March 15, 2023.

  Richard Weymark, P. Eng., MBA, Vice President Engineering, Qualified Person for the Company, as defined by NI 43-101, with respect to the following technical reports referred to in our 2024 AIF and in this Prospectus:

    "Technical Report on the Mineral Reserve Update at the Gibraltar Mine” dated March 30, 2022 with an effective date of March 15, 2022;

    "Technical Report on the Mineral Reserve Update at the Yellowhead Copper Project, British Columbia, Canada” dated January 16, 2020 with an effective date of January 16, 2020; and

    "NI 43-101 Technical Report Florence Copper Project, Pinal County, Arizona" dated March 30, 2023 with an effective date of March 15, 2023.

With respect to each of the aforementioned firms or persons other than KPMG LLP, to our knowledge, each of such firms or persons holds less than 1% of the outstanding securities of the Company or of any associate or affiliate of the Company when they prepared the reports referred to above or following the preparation of such reports.  None of such firms or persons received any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports.  Based on information provided by the relevant persons and with the exceptions of Richard Tremblay, Robert Rotzinger, and Richard Weymark who are employees of the Company, none of such firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS

The Company is a corporation existing under the Business Corporations Act (British Columbia).  All but two of our directors, all of our officers, and all of the experts named in the Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a majority of our assets, are located outside the United States.  We have appointed an agent for service of process in the United States, but it may be difficult for holders of the Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States.  It may also be difficult for holders of the Securities who reside in the United States to realize upon judgments of courts of the United States predicated upon the Company's civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

We have been advised by our Canadian legal counsel, McMillan LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes.  We have also been advised by McMillan LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We have filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed our subsidiary Florence Copper LLC as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of, related to, or concerning the offering of the Securities under the Prospectus.

WELL-KNOWN SEASONED ISSUER

On December 6, 2021, the securities regulatory authorities in each of the provinces and territories of Canada each independently adopted a series of substantively harmonized blanket orders, including British Columbia Instrument 44-503 - Exemption from Certain Prospectus Requirements for Canadian Well-known Seasoned Issuers (together with the equivalent local blanket orders in each of the other provinces and territories of Canada, the "WKSI Blanket Orders"). The WKSI Blanket Orders came into force on January 4, 2022 and allow "well-known seasoned issuers", or "WKSIs", to file a final short form base shelf prospectus as the first public step in an offering, and exempt qualifying issuers from certain disclosure requirements relating to such final short form base shelf prospectus. As of the date hereof, the Company has determined that it qualifies as a "well-known seasoned issuer" under the WKSI Blanket Orders.

CONTRACTUAL RIGHTS OF RESCISSION

In addition to statutory rights of withdrawal and rescission, original purchasers of warrants (if offered separately from other Securities) and Subscription Receipts will have a contractual right of rescission against the Company in respect of the exercise of such warrant or subscription receipt, as the case may be.

The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of the warrant or subscription receipt (or units comprised partly thereof), as the case may be, the amount paid upon exercise upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the warrant or subscription receipt under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the warrant or subscription receipt under this prospectus.  This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Original purchasers are further advised that in certain provinces and territories the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the security that was purchased under a prospectus, and therefore a further payment at the time of exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights, or consult with a legal advisor.